workiva

2023 Proxy Statement and Notice of Annual Meeting of Stockholders

Tuesday, May 30, 2023
10:00a.m. Central Time



Workiva

2900 University Blvd.
Ames, IA 50010
Telephone: (888) 275-3125

April 17, 2023

Dear Fellow Stockholders:

Workiva delivered strong financial results in 2022 for our stockholders, beating full year guidance on revenue and operating margin. Our performance was a direct result of our global team of talented and dedicated employees who continue to execute on our strategy, take care of our customers and each other, and live by our Company values.

On April 1, 2023, I had the distinct privilege of succeeding Marty Vanderploeg as CEO of Workiva. Marty is now the Non-Executive Chair of the Board of Directors. In his new role, Marty, along with the entire Board, will continue to champion Workiva and support the executive leadership team as we move into our next phase of growth and impact.

While our roles have changed, our commitment to Workiva and its growth and success has not. We are aligned on Workiva's core principles and values: a people-first culture, prioritizing our customers' experience and success, continuous innovation, and a commitment to impact. These will continue to be cornerstones of our operations as we drive greater performance and productivity through the focused execution of our strategic initiatives.

Workiva is one of the most relevant and innovative technology companies of our time. We have a transformative platform and an enduring foundation on which to build our future. We remain bullish on our future opportunities as we continue to address the large global reporting market that we see before us.

Accordingly, on behalf of the Board of Directors and our leadership team, I'd like to invite you to attend the 2023 Workiva Inc. Annual Meeting of Stockholders. The meeting will be held virtually via live webcast on Tuesday, May 30, 2023, at 10:00 a.m. (Central Time).

All Workiva stockholders of record at the close of business on April 3, 2023, are welcome to attend the Annual Meeting, but it is important that your shares are represented at the Annual Meeting whether or not you plan to attend. To ensure that you will be represented, we ask you to vote by telephone, by mail or over the Internet as soon as possible.

Thank you for your trust in and ongoing support of Workiva.

Julie Iskow

Julie Iskow
President & Chief Executive Officer

Workiva Inc.

Notice of Annual Meeting of Stockholders

2900 University Blvd.
Ames, IA 50010

Tuesday, May 30, 2023
10:00a.m. Central Time

The principal business of the Annual Meeting will be to:

1. Elect two Class III directors for a three-year term;
2. Approve, on an advisory basis, the compensation of our named executive officers;
3. Ratify the appointment of Ernst & Young LLP ("EY") as our independent registered public accounting firm for the fiscal year ending December 31, 2023; and
4. Transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

You can vote at the Annual Meeting online or by proxy if you were a stockholder of record at the close of business on April 3, 2023, by visiting **www.meetnow.global/M5TJR6R** and entering the 15-digit control number on the Proxy Card, Email or Notice of Availability of Proxy Materials you previously received. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

We are electronically disseminating Annual Meeting materials to our stockholders, as permitted under the "Notice and Access" rules approved by the Securities and Exchange Commission. Stockholders who have not opted out of Notice and Access will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access Annual Meeting materials via the Internet. The Notice also provides instructions on how to obtain paper copies if preferred.

By Order of the Board of Directors

Brandon E. Ziegler
Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary

April 17, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 30, 2023:
The Notice of Annual Meeting, Proxy Statement and our 2022 Annual Report to Stockholders are available electronically at www.envisionreports.com/wk

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Why am I receiving these materials?

The Board of Directors of Workiva Inc. ("Workiva" or the "Company") is making these proxy materials available to you on the Internet or, upon your request, by delivering printed versions of these materials to you by mail, in connection with the solicitation of proxies for use at our 2023 Annual Meeting of Stockholders (the "Annual Meeting"), or at any adjournment or postponement of the Annual Meeting. The Annual Meeting will be held virtually via a live webcast on Tuesday, May 30, 2023, at 10:00 a.m. (Central Time) at **www.meetnow.global/M5TJR6R**.

What is included in these materials?

These materials include this Proxy Statement for the Annual Meeting and our Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the year ended December 31, 2022. We are first making these materials available to you on the Internet on or about April 17, 2023.

What is the purpose of the Annual Meeting?

For stockholders to vote on the following proposals:

1. To elect Michael M. Crow, Ph.D. and Julie Iskow as Class III directors for three-year terms;
2. To approve, on an advisory basis, the compensation of our named executive officers, as described in this proxy statement;
3. To ratify the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2023; and
4. To transact any other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof.

How does the Board of Directors recommend I vote on these proposals?

The Board recommends that you vote:

- **"FOR"** the election of Michael M. Crow, Ph.D. and Julie Iskow as Class III directors;
- **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers, as described in this proxy statement; and
- **"FOR"** the ratification of the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock as of the close of business on April 3, 2023, the record date, may vote at the Annual Meeting. As of the record date, there were 49,386,777 shares of our Class A common stock and 3,845,583 shares of our Class B common stock outstanding. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. Holders of our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and we sent the Notice of Internet Availability of Proxy Materials directly to you. As a stockholder of record, you may vote your shares in person at the Annual Meeting or by proxy as described below.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name. The Notice and, upon your request, the proxy materials, were forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote your shares by following their instructions for voting.

How is the Annual Meeting being held?

Workiva Inc.'s 2023 Annual Meeting of Stockholders will be held virtually via live webcast on Tuesday, May 30, 2023, at 10:00 a.m., Central Time. Online access to the meeting will begin at 10:00 a.m., Central Time. Stockholders will not be able to attend the annual meeting in person.

How do I attend the Annual Meeting?

If you were a stockholder of record as of April 3, 2023 (i.e., you held your shares in your own name as reflected in the records of our transfer agent, Computershare), you can attend the meeting by accessing **www.meetnow.global/M5TJR6R** and entering the 15-digit control number on the Proxy Card, Email or Notice of Availability of Proxy Materials you previously received.

If you were a beneficial owner of record as of April 3, 2023 (i.e., you held your shares in an account at a brokerage firm, bank or other similar agent), you will need to obtain a legal proxy from your broker, bank or other agent. Once you have received a legal proxy from your broker, bank or other agent, it should be emailed to our transfer agent, Computershare, at **legalproxy@computershare.com** and should be labeled “Workiva Legal Proxy” in the subject line. Please include proof from your broker, bank or other agent of your legal proxy (e.g., a forwarded email from your broker, bank or other agent with your legal proxy attached or an image of your legal proxy attached to your email). Requests for registration must be received by Computershare no later than 5:00 p.m. Eastern Time on

Wednesday, May 24, 2023. You will then receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to **www.meetnow.global/M5TJR6R** and enter your control number.

If you would like to enter the meeting as a guest in listen-only mode, click on the "Guest" tab after entering the meeting center at **www.meetnow.global/M5TJR6R** and enter the information requested on the following screen. Please note you will not have the ability to ask questions or vote during the meeting if you participate as a guest.

What if I encounter technical difficulties or trouble accessing the Annual Meeting?

Beginning 15 minutes prior to the start of and during the annual meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

How can I submit questions at the Annual Meeting?

If you are attending the meeting as a stockholder of record or registered beneficial owner, questions can be submitted by accessing the meeting center at **www.meetnow.global/M5TJR6R**, entering your control number and clicking on the "Q&A" icon at the top of the page. To return to the main page, click the "Broadcast" icon at the top of the screen.

How can I vote my shares?

If you are a stockholder of record, you may vote:

***Via the Internet*:** You may vote by proxy via the Internet by following the instructions found on the Proxy Card, Email or Notice of Availability of Proxy Materials that you received.

***By Telephone*:** You may vote by proxy by calling the toll-free number found on the Proxy Card.

***By Mail*:** You may vote by proxy by filling out the Proxy Card and returning it in the envelope provided.

***At the Meeting*:** You may vote your shares electronically during the annual meeting by clicking on the "Vote" icon on the Meeting Center site.

Internet and telephone voting will be available 24-hours a day and will close at 11:59 p.m. Eastern Time on Monday, May 29, 2023.

If you are a beneficial owner of shares held in street name, you should have received from your bank, broker or other nominee instructions on how to vote or instruct the broker to vote your shares, which are generally contained in a "voting instruction form" sent by the broker, bank or other nominee. Please follow their instructions carefully. Beneficial owners generally may vote:

***Via the Internet*:** You may vote by proxy via the Internet by following the instructions on the voting instruction form provided to you by your broker, bank or other nominee.

***By Telephone*:** You may vote by proxy by calling the toll-free number found on the voting instruction form provided to you by your broker, bank or other nominee.

***By Mail*:** You may vote by proxy by filling out the voting instruction form and returning it in the envelope provided to you by your broker, bank or other nominee.

***At the Meeting*:** If you obtained a legal proxy and registered with Computershare to receive your 15-digit control number from Computershare, you may vote your shares electronically during the annual meeting by clicking on the "Vote" icon on the Meeting Center site.

If you received more than one Notice of Internet Availability of Proxy Materials or proxy card, then you hold shares of Workiva common stock in more than one account. You should vote via the Internet, by telephone, by mail or in person for all shares held in each of your accounts.

If I submit a proxy, how will it be voted?

When proxies are properly signed, dated and returned, the shares represented by the proxies will be voted in accordance with the instructions of the stockholder. If no specific instructions are given, you give authority to Julie Iskow and Brandon E. Ziegler to vote the shares in accordance with the recommendations of our Board as described above. If any director nominee is not able to serve, proxies will be voted in favor of the other nominee and may be voted for a substitute nominee, unless our Board chooses to reduce the number of directors serving on our Board. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, then the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have revoked your proxy.

Can I change my vote or revoke my proxy?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy before it is exercised by:

- Written notice to our Corporate Secretary; or
- Timely delivery of a valid, later-dated proxy or a later-dated vote by telephone or on the Internet.

If you are a beneficial owner of shares held in street name, you should follow the instructions of your bank, broker or other nominee to change or revoke your voting instructions. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described above.

What constitutes a quorum at the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority in voting power of the shares of our common stock issued and outstanding and entitled to vote at the Annual Meeting must be present or represented to conduct business at the Annual Meeting. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or Internet, or if you attend the Annual Meeting.

Abstentions and withhold votes are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. Proxies submitted by banks, brokers or other holders of record holding shares for you as a beneficial owner that do not indicate a vote for some of or all the proposals because that holder does not have voting authority and has not received voting instructions from you (so-called "broker non-votes") are also considered "shares present" for purposes of determining whether a quorum exists. If you are a beneficial owner, these holders are permitted to vote your shares on the ratification of the appointment of our independent registered public accounting firm, even if they do not receive voting instructions from you.

What is the voting requirement to approve each of the proposals?

Provided that there is a quorum, the voting requirements are as follows:

Proposal	Voting Options	Votes Required to Adopt Proposal	Effect of Abstentions and Withhold Votes	Broker Discretionary Voting Allowed?
Election of directors	**For or withhold on each nominee**	**Plurality of votes cast**	**No effect**	**No**
Advisory approval * of the compensation of our named executive officers	**For, against, or abstain**	**Majority of votes cast**	**No effect**	**No**
Ratification of appointment of independent registered public accounting firm	**For, against, or abstain**	**Majority of votes cast**	**No effect**	**Yes**

* The say on pay vote is advisory only, but our Board of Directors will consider carefully the results of the vote.

Where can I find a list of stockholders entitled to vote at the Annual Meeting?

A list of stockholders of record will be available during the annual meeting for inspection by stockholders of record for any legally valid purpose related to the annual meeting at **www.meetnow.global/M5TJR6R**.

What is the impact of abstentions, withhold votes and broker non-votes?

Abstentions, withhold votes and broker non-votes are considered "shares present" for the purpose of determining whether a quorum exists, but will not be considered votes properly cast at the Annual Meeting and will have no effect on the outcome of the vote. Under the rules of the New York Stock Exchange ("NYSE"), without voting instructions from beneficial owners, brokers will have discretion to vote on the ratification of the appointment of the independent registered public accounting firm but not on the other proposals. Therefore, in order for your voice to be heard, it is important that you vote.

Who pays for the cost of this proxy solicitation?

Workiva will pay all the costs of preparing, mailing and soliciting the proxies. We will ask brokers, banks, voting trustees and other nominees and fiduciaries to forward the proxy materials to the beneficial owners of our common stock and to obtain the authority to execute proxies. We will reimburse them for their reasonable expenses upon request. In addition to mailing proxy materials, our directors, officers and employees may solicit proxies in person, by telephone or otherwise. These individuals will not be specially compensated.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We also will disclose voting results on a Current Report on Form 8-K that we will file with the Securities and Exchange Commission ("SEC"), within four business days after the Annual Meeting.

Why did I receive a Notice of Internet Availability of Proxy Materials rather than a full set of proxy materials?

In accordance with the SEC rules, we have elected to furnish our proxy materials, including this Proxy Statement and the Annual Report, primarily via the Internet rather than by mailing the materials to stockholders. The Notice of Internet Availability of Proxy Materials provides instructions on how to access our proxy materials on the Internet, how to vote, and how to request printed copies of the proxy materials. Stockholders may request to receive future proxy materials in printed form by following the instructions contained in the Notice of Internet Availability of Proxy Materials. We encourage stockholders to take advantage of the proxy materials on the Internet to reduce the costs and environmental impact of our Annual Meeting.

How can I obtain Workiva's Form 10-K and other financial information?

Stockholders can access our 2022 Annual Report, which includes our Form 10-K, and other financial information, on the SEC's website and on our website at **https://www.workiva.com** under the caption "Investors." Alternatively, stockholders can request a paper copy of the Annual Report by writing to: Workiva Inc., 2900 University Boulevard, Ames, Iowa 50010, Attention: Corporate Secretary.

How do I submit a stockholder proposal for consideration at next year's annual meeting of stockholders?

For a proposal to be included in our proxy statement for the 2024 annual meeting of stockholders, you must submit it no later than December 19, 2023. Your proposal must be in writing and comply with the proxy rules of the SEC. You should send your proposal to: Workiva Inc., 2900 University Boulevard, Ames, Iowa 50010, Attention: Corporate Secretary.

You also may submit a proposal that you do not want included in the proxy statement but that you want to raise at the 2024 annual meeting of stockholders. We must receive this type of proposal in writing on or after January 31, 2024, but no later than March 1, 2024.

As detailed in our Bylaws, to bring a proposal other than the nomination of a director before an annual meeting of stockholders, your notice of proposal must include: (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend our Bylaws, the language of the proposed amendment), and the reasons for conducting such business at the annual meeting and any material interest in such business of such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, (ii) any other information relating to such stockholder and any such beneficial owner required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (iii) the information described in clause (vi) in the question immediately below (with any references below to a "nomination" being deemed to refer to such business desired to be brought before the annual meeting).

How do I recommend a director nominee?

If you wish to nominate an individual for election as director at the 2024 annual meeting of stockholders, we must receive your written nomination on or after January 31, 2024, but no later than March 1, 2024. You should send your proposal to: Workiva Inc., 2900 University Boulevard, Ames, Iowa 50010, Attention: Corporate Secretary.

As detailed in our Bylaws, for a nomination to be properly brought before an annual meeting, your notice of nomination must include: (i) the name, age, business address and residence address of each nominee proposed in such notice; (ii) the principal occupation or employment of each such nominee; (iii) the number of shares of Workiva capital stock

that are owned of record and beneficially by each such nominee (if any); (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; (v) the consent of the nominee to being named in any proxy materials as a nominee and to serving as a director if elected; and (vi) as to you and the beneficial owner, if any, on whose behalf the nomination is made: (A) your name and address as they appear on our books and of any such beneficial owner; (B) the class and number of our shares that are owned by you (beneficially and of record) or by any such beneficial owner as of the date of your notice, and a representation that you will notify us, promptly following the later of the record date for the meeting or the date notice of the record date for the meeting is first publicly disclosed, in writing of the class and number of such shares owned by you (beneficially and of record) or by any such beneficial owner as of the record date for the meeting; (C) a description of any agreement, arrangement or understanding with respect to such nomination between or among you, any such beneficial owner and any of you or their respective affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that you will notify us, promptly following the later of the record date or the date notice of the record date is first publicly disclosed, in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting; (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of your notice by, or on behalf of, you, any such beneficial owner, or any of your or their respective affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of you, any such beneficial owner, or any of your or their respective affiliates or associates with respect to shares of our stock, and a representation that you will notify us, promptly following the later of the record date or the date notice of the record date is first publicly disclosed, in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting; (E) a representation that you are a holder of record of our shares entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (F) a representation whether you or any such beneficial owner intends or is part of a group that intends to deliver a proxy statement and/or form of proxy and/or otherwise to solicit proxies from stockholders in support of the nomination; and (G) any other information relating to you or any such beneficial owner required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed under Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. We may require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

In addition to satisfying the foregoing requirements under our Bylaws, including the timelines, to comply with the universal proxy rules, if you intend to solicit proxies in support of director nominees other than our nominees for the 2024 annual meeting, you must include in your notice the information required by Rule 14a-19 of the Exchange Act.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Certificate of Incorporation provides that our Board must consist of two or more directors, and the number of directors to hold office at any time may be determined from time to time by resolution of our Board. Our Board currently consists of seven members. Our Board is divided into three classes, designated as Class I, Class II and Class III. Upon the expiration of the initial term of office for each class of directors, each director in that class will be elected for a three-year term and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

The table below sets forth information with respect to our directors as of April 3, 2023:

	Name
Class III Directors - Term Expiring at the 2023 Annual Meeting	**Michael M. Crow, Ph.D.**
	Julie Iskow
Class I Directors - Term Expiring at the 2024 Annual Meeting	**Robert H. Herz**
	David S. Mulcahy
Class II Directors - Term Expiring at the 2025 Annual Meeting	**Brigid A. Bonner**
	Suku Radia
	Martin J. Vanderploeg, Ph.D.

There are two Class III directors whose terms expire at the 2023 Annual Meeting. Upon the recommendation of our Nominating and Governance Committee, our Board has nominated Dr. Crow and Ms. Iskow for re-election as Class III directors. Biographical information for each director and director nominee is contained in the following section. If elected at the Annual Meeting, each of these nominees will serve for a three-year term expiring at the 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Each person nominated for election has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve. If any nominee is not able to serve, proxies will be voted in favor of the other nominee and may be voted for a substitute nominee, unless our Board chooses to reduce the number of directors serving on our Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR" the election of Dr. Crow and Ms. Iskow as Class III directors.

Board Qualifications

Our Board has delegated to our Nominating and Governance Committee the responsibility for recommending to our Board the nominees for election as directors at the annual meeting of stockholders and for recommending persons to fill any vacancy on our Board. Our Nominating and Governance Committee selects individuals for nomination to our Board based on the following criteria. Nominees for director must:

- Possess fundamental qualities of intelligence, honesty, perceptiveness, good judgment, maturity, high ethics and standards, integrity, fairness and responsibility.
- Have a genuine interest in Workiva and recognition that as a member of our Board, each director is accountable to all of our stockholders, not to any particular interest group.
- Have a background that demonstrates an understanding of areas of importance to Workiva's business: technology/SaaS, risk and financial management, leadership, ESG, corporate governance, sales and marketing, human capital management, international operations, and cybersecurity.
- Have no conflict of interest or legal impediment that would interfere with the duty of loyalty owed to Workiva and our stockholders.
- Have the ability and be willing to spend the time required to function effectively as a director.
- Be compatible and able to work well with other directors and executives in a team effort with a view to a long-term relationship with Workiva as a director.
- Have independent opinions and be willing to state them in a constructive manner.

Directors are selected on the basis of talent and experience. Although there is no specific policy regarding Board diversity quotas, diversity of background, including diversity of gender, race, ethnic or geographic origin and age, and experience in business, government and education and in engineering, computer software, technology and other areas relevant to our activities, are factors in the selection process. We also consider management and leadership experience with respect to environmental, social, and governance issues that are material to Workiva, as well as experience with cybersecurity and information security risk management. As a majority of our Board must consist of individuals who are independent, a nominee's ability to meet the independence criteria established by the NYSE is also a factor in the nominee selection process.

For a better understanding of the qualifications of each of our directors, we encourage you to read their biographies set forth in this proxy statement.

The following categories identify the various skills that our directors possess:

Cybersecurity
Workiva handles the financial and non-financial data of thousands of companies worldwide

ESG
Workiva has a generational opportunity in ESG reporting, with a world-class product

Risk and Financial Management
Workiva benefits from directors who have experience and expertise in both risk and financial management, including audit and controls

Governance
Workiva benefits from directors who can bring best practice governance experience to the board

Human Capital Management
Culture and talent are core to Workiva's success

International
Growth outside of North America presents an attractive opportunity for Workiva

Sales and Marketing
Sales and marketing strategy and execution is key to Workiva's growth and profitability

Senior Leadership
As a business continuing to scale, Workiva benefits from directors with first hand senior leadership experience

Technology/SaaS
Workiva benefits from directors who have expertise in SaaS technology & product strategy, product development, and AI & data analytics

< TABLE OF CONTENTS

	Brigid A. Bonner President, Bonner Consulting	Michael M. Crow, Ph.D. President, Arizona State University	Robert H. Herz President, Robert H. Herz LLC	Julie Iskow President and Chief Executive Officer, Workiva Inc.	David S. Mulcahy President, MABSCO Capital, Inc.	Suku Radia Retired Chief Executive Officer, Bankers Trust Company	Martin J. Vanderploeg Former Chief Executive Officer, Workiva Inc.
Cybersecurity	✓			✓			✓
ESG		✓	✓	✓			✓
Risk and Financial Mgmt			✓	✓	✓	✓	✓
Governance	✓	✓	✓	✓	✓	✓	✓
Human Capital Mgmt		✓		✓	✓		✓
International		✓	✓	✓		✓	✓
Sales and Marketing	✓	✓		✓	✓		✓
Senior Leadership	✓	✓	✓	✓	✓	✓	✓
Technology/ SaaS	✓	✓		✓			✓
	5/9	7/9	5/9	9/9	5/9	4/9	9/9

< TABLE OF CONTENTS

The following is a brief biographical summary of the experience of our directors and director nominees:



Brigid A. Bonner
Age: 62

Board member since **2018**

Board Committees:

- **Compensation, chair**
- **Nom/Gov, member**

Skills

Background

Brigid A. Bonner is President of Bonner Consulting, which specializes in strategy, leadership development,digital transformation, and consumer experience engineering. She has held marketing, operations, and technology leadership roles across multiple sectors.

From 2015 to 2021, Ms. Bonner was Chief Experience Officer of global nonprofit social network CaringBridge, where she oversaw product development, marketing, product design, and customer experience. Prior to CaringBridge, she held executive roles at Schwan's Home Service; UnitedHealth Group, where she served as Chief Information Officer for UnitedHealth Technologies; SimonDelivers; Target; and IBM.

Select experience

- Deep experience in turning strategy into practical operating plans, built through leadership roles at multiple organizations
- Specialist in digital transformation and combining creative marketing with technology to drive growth
- Has held numerous leadership roles in areas of information security, technology, sales and operations for both start-ups and large corporations

Education and awards

MBA – Harvard Business School; Bachelor's in Journalism and Industrial Administration – Iowa State University

Other board experience

- Medica (2018 to present)
- Director and Chair of the Nom/Gov Committee, Analysts International Corporation (NASDAQ: ANLY) (2005 to 2013)



Michael M. Crow, Ph.D.
Age: 67

Board member since **2014**

Board Committee:

- **Nom/Gov, chair**

Skills

Background

Michael M. Crow, Ph.D., is President and a Professor of Science and Technology at Arizona State University, a post he has held since 2002. Under his tenure, ASU has grown from a regional university to a world-renowned public research institution with tremendous societal impact, an accomplishment reflected by its unchallenged designation as the most innovative university every year since the inception of the category in U.S. News & World Report.

From 1992 to 2002, he served in leadership roles at Columbia University, including Executive Vice Provost and Director of the Earth Institute.

Dr. Crow has advised the U.S. Departments of State, Commerce, Energy, and various defense and intelligence agencies on the connection between science and technology policy and intelligence and national security. He is a fellow of the National Academy of Public Administration, a member of the National Advisory Council on Innovation and Entrepreneurship, and a member of the Council on Foreign Relations.

He has authored numerous books and articles on science and technology policy, knowledge enterprises, and sustainable development.

Select experience

- Business leadership expertise built through decades managing large organizations, including Arizona State University, America's largest university
- Published technology, innovation, and sustainable development expert

Education and awards

Ph.D in Public Administration (Science and Technology Policy) – Syracuse University; BA in Political Science and Environmental Studies – Iowa State University, 2021
Elected Member, American Academy of Arts & Sciences, 2021 GlobalMindED Inclusive Leader Award, 2020 National Council on Science and the Environment Lifetime Achievement Award

Other board experience

- Aquila (NYSE: ILA) (2003 to 2008)
- Director and Chair of the Board, InQTEL (1999 to present)



Robert H. Herz, CPA, FCA
Age: 69

Board member since **2014**

Board Committees:

- **Audit, member**
- **Nom/Gov, member**

Skills

Background

Robert H. Herz is President of Robert H. Herz LLC and a member of several corporate and advisory boards. In addition, he is an Executive-in-Residence at Columbia Business School.

From 2002 to 2010, he was Chairman of the Financial Accounting Standards Board and was one of the original members of the International Accounting Standards Board. Mr. Herz also served on the Standing Advisory Group of the U.S. Public Company Accounting Oversight Board (PCAOB) from 2012 to 2020, and was a Board member of the Sustainability Accounting Standards Board Foundation (SASB) from 2014-2021. He was formerly a partner at PricewaterhouseCoopers.

Mr. Herz has participated in several committees and task forces, including the Audit Committee Chair Advisory Council of the National Association of Corporate Directors, the G7 Impact Task Force, and the International Foundation for Valuing Impacts. He chaired the AICPA SEC Regulations Committee and the Transnational Auditors Committee of the International Federation of Accountants. He was also a member of the International Capital Markets Advisory Committee of the New York Stock Exchange and the American Accounting Association's Financial Accounting Standards Committee. Additionally, Mr. Herz is a coauthor of the 2023 study issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) that provides guidance to organizations implementing internal controls over sustainability information.

Select experience

- Internationally-renowned accounting, capital markets, sustainable business operations, and financial reporting expert
- Seasoned public company board member with extensive governance knowledge

Education and awards

B.A. in Economics from University of Manchester, England, Accounting Hall of Fame inductee, Outstanding Achievement Award – Institute of Chartered Accountants England and Wales

Other board experience

- Director and Chair of Audit Committee, Morgan Stanley (NYSE: MS) (2012 to present)
- Director and Chair of Audit Committee, Fannie Mae (OTCQB: FNMA) (2011 to present)



Julie Iskow
Age: 61

Board member since **2021**

Skills

Background

Julie Iskow is President and Chief Executive Officer of Workiva, a role she assumed in 2023. She joined the Company in 2019 as EVP and Chief Operating Officer, and was promoted to President in 2022.

She was previously Chief Technology Officer at Medidata Solutions, a SaaS technology and data platform for Life Sciences, where she was responsible for the development and execution of technology and product strategy, which contributed to a strategic sale in 2019.

Before Medidata, Ms. Iskow was Chief Information Officer at consumer benefits SaaS platform WageWorks, which she helped take public in 2012. She spent the first 10 years of her career in engineering and technology leadership positions, focused on automation and robotics software.

Select experience

- Extensive experience leading and scaling SaaS companies to profitable growth
- SaaS-specific business leadership, strategy, product development, data analytics and AI, sales, and operational expertise from her roles at Workiva and Medidata
- Strong technical and cybersecurity expertise from her roles as Chief Technology Officer and CIO, and her engineering background

Education and awards

Master of Science – University of California, Davis; Bachelor of Science – University of California, Berkeley; InformationWeek Elite 100 2016

Other board experience

- Five9 (NASDAQ: FIVN) (2023 to present)
- Cvent (NASDAQ: CVT) (2022 to 2022)
- Vocera Communications (NYSE: VCRA) (2019 to 2022)



David S. Mulcahy
Age: 70

Board member since **2014:**

- Board Chair (2018-2023);
- Lead Independent Director (2023 to present)

Board Committees:

- **Audit, member**
- **Compensation, member**

Skills

Background

David S. Mulcahy has been President and owner of MABSCO Capital, which specializes in portfolio management, private equity, and financial consulting, for over two decades. He is also the Chair of Monarch Materials Group, Inc., a manufacturer and seller of building products to the residential construction industry.

He has managed private equity capital for a number of banks and insurance companies.

Mr. Mulcahy is a certified public accountant (CPA) and was a senior tax partner at Ernst & Young specializing in mergers and acquisitions until 1994.

Select experience

- Deep expertise in capital markets, M&A, accounting, and taxation developed at Ernst & Young and MABSCO Capital
- Seasoned financial services board member with more than two decades spent as a director on American Equity Investment Life Holding Company's board

Education and awards

BBA in Accounting and Finance (University of Iowa), Certified Public Accountant (inactive)

Other board experience

- Director, American Equity Investment Life Holding Company (NYSE: AEL) (1996 to 2006 and 2011 to present)
  - Non-Executive Chair and Chair of the Nominating and Corporate Governance Committee (2021 to present)
  - Chair of the Audit Committee (2011 to 2021)



Suku Radia
Age: 71

Board member since **2014**

Board Committees:

- **Audit, chair**
- **Compensation, member**

Skills

Background

Suku Radia retired in 2017 after serving for almost a decade as Chief Executive Officer, President, and Director of Iowa-based community bank Bankers Trust.

Prior to Bankers Trust, he served as Chief Financial Officer of media company Meredith Corporation (NYSE: MDP) for eight years.

Mr. Radia spent the first 25 years of his career at KPMG, where he served as a mergers and acquisitions partner.

He currently serves as Executive-in-Residence at the Ivy College of Business at Iowa State University. Mr. Radia has served on the boards of several charitable and educational organizations, including the United Way of Central Iowa, the Mercy Medical Center, and the Better Business Bureau of Iowa.

Select experience

- Substantial business leadership, capital markets, and M&A experience developed through decades in senior leadership and consulting roles
- Accounting and financial expert, with direct Chief Financial Officer experience

Education and awards

Bachelor of Science in Accounting – Iowa State University, Certified Public Accountant (inactive), 2010 Iowa Business Hall of Fame inductee, United Way Tocqueville Honoree, and Iowa State Distinguished Alumni Award

Other board experience

- Nationwide Insurance Company (2014 to present)
- National Chiropractic Mutual Insurance Co. (NCMIC) (2020 to present)

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Martin J. Vanderploeg, Ph.D.

Age: 66

Board member since: **2014**

Non-Executive Chair (2023 to present)

Skills

Background

Martin J. Vanderploeg has served as our non-executive chair since 2023, and is a co-founder of Workiva. He served as Chief Executive Officer from 2018 to 2023, President from 2014 to 2022, and Chief Operating Officer from 2008 to 2018.

Prior to Workiva, Mr. Vanderploeg was founder and Chief Technology Officer of Engineering Animations Inc. (EAI), which he helped lead for a decade until its sale to Unigraphics Solutions, now part of Siemens USA.

He began his career in academia as a tenured professor of mechanical engineering at Iowa State University, where he founded and directed the Simulation and Visualization lab.

Select experience

- Three decades of experience in scaling sustainable growth at software companies
- SaaS-specific business leadership, strategy, product development, sales, and operational expertise from 15 years in Workiva's senior leadership team
- Extensive experience in enhancing value through building and maintaining a strong corporate culture

Education and awards

Doctorate in Mechanical Engineering, Master of Science, Bachelor of Science – Michigan State University; Software Leader of the Year 2022 – Chief Executive Officer Today

Other board experience

- N/A

The Board recommends a vote "FOR" the election of Dr. Crow and Ms. Iskow as Class III directors.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines that address, among other topics, the role and responsibilities of our directors, the structure and composition of our Board, and corporate governance policies and standards applicable to us in general. The Corporate Governance Guidelines are subject to periodic reviews and changes by our Nominating and Governance Committee and our Board. The full text of our Corporate Governance Guidelines is available on our website at **http://investor.workiva.com/investors/corporate-governance**.

Code of Business Conduct and Ethics

Our Board has adopted "WLife," our code of business conduct and ethics, which applies to all of our employees, officers and directors, including our chief executive officer ("CEO"), our chief financial officer ("CFO") and our other executive and senior financial officers. The full text of WLife is available on our website at **http://investor.workiva.com/investors/corporate-governance**. We will post any amendments to WLife or waivers of WLife for directors and executive officers on the same website.

Board Profile & Diversity

Workiva and its Board believe diversity in the boardroom is critical to the success of the Company. Diverse backgrounds help our Board better oversee Workiva's management and operations, and assess risk and opportunities from a variety of perspectives.

The Board will continue to make diversity in gender, race/ethnicity, age, career experience and nationality a priority when considering director candidates.

The graph below sets forth the diversity representation data for Workiva's Board of Directors:


42%
Diversity
WOMEN
2 Directors
ETHNIC DIVERSITY
1 Director

Environment, Social, and Governance ("ESG")

We believe that ESG reporting helps us to monitor and manage risks and opportunities related to environmental, social and governance impact. We have committed to continuously monitor risks through strong ESG reporting and disclosure practices and believe it will enable us to limit potentially costly disruptions, identify unsustainable areas within our organization, and strengthen our reputation of trust and transparency with investors and other stakeholders.

Workiva commits to ESG through authentic and purposeful action—supporting our people and customers, protecting the environment, and promoting ethical business practices. Our ESG strategy includes a robust governance structure with oversight by and accountability to the Nominating and Governance Committee of our Board of Directors. Additionally, our ESG Task Force, led by our CFO, engages internal and external stakeholders to ensure forward progress of our ESG goals.

We have committed to alignment with the United Nations Sustainable Development Goals ("UN SDGs") and the Task Force on Climate-Related Financial Disclosures ("TCFD"). Workiva was the first SaaS company to join the United Nations' CFO Coalition for the SDGs, where we work alongside other CFOs across the globe to guide companies toward aligning their sustainability commitments with credible corporate finance strategies, in order to create real world impacts. We received an AAA rating in the 2022 MSCI ESG Ratings assessment, which represents MSCI's highest rating and signifies industry-leader status in managing significant ESG risks and opportunities.

Additional information around our ESG strategy is available on our website at **http://workiva.com/about/our-sustainability**. Our website, and information included on our website, is not incorporated by reference into this proxy statement.

Human Capital

Workiva is a great place to work and has trusted and equipped our employees to work from wherever and whenever is best for them. We have been on the Fortune 100 Best Companies to Work For® list since 2019 and attribute our success to our values-based culture. Our employee engagement rate is 93% and we have an employee attrition rate of 19% which is lower than the industry average. Workiva offers market-competitive compensation and benefits to attract and retain the best employees.

As of December 31, 2022, Workiva employed 2,447 full-time people worldwide. Our headcount as of December 31, 2022 increased 16.2% from 2,106 full-time employees as of December 31, 2021.

Innovation thrives when people feel welcomed, valued, respected, and heard. Diversity, equity and inclusion are core values at Workiva, and an important component of our social commitment in our ESG strategy. We strive to create a workplace where everyone is comfortable bringing their best, authentic self to work every day. As we scale, we know that continuing to develop our workforce is essential to our growth.

Workiva fosters a work environment that encourages fairness, teamwork, and respect among all employees. We value all backgrounds, beliefs and interests, and we recognize this diversity as an important source of our innovation and success. We believe that our culture of diversity, equity and inclusion increases employee engagement, empowerment,

and satisfaction. As of December 31, 2022, women represented 40% of our global workforce and 34% of our leadership (director level and above). As of December 31, 2022, 20% of our U.S. employees and 15% of our U.S. leadership (director and above) were from underrepresented racial/ethnic groups. Increasing diversity in our workforce and key operational leadership roles will remain an organizational priority. Current key initiatives include Business Employee Resource Groups ("BERG"), learning and development and talent acquisition. We maintain our BERG chapters globally across seven communities: Asian, Black, Disabilities, Hispanic & Latino, LGBTQ+, Veterans, and Women. Each BERG is sponsored and supported by senior leaders across the enterprise.

Additional information around our ESG strategy is available on our website at **https://www.workiva.com/careers/diversity-equity-inclusion-belonging**.

Director Independence

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that none of Ms. Bonner, Dr. Crow, Mr. Herz, Mr. Mulcahy and Mr. Radia has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making this determination, our Board considered the current and prior relationships that each non-employee director has with Workiva and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director.

Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for managing the risks that Workiva faces every day, while our full Board, assisted by committees, exercises risk oversight at Workiva. Committees take the lead in discrete areas of risk oversight when appropriate. For example, the Audit Committee is primarily responsible for risk oversight relating to financial statements, disclosure controls and procedures and ESG disclosures. The Compensation Committee is primarily responsible for risk oversight relating to executive compensation philosophy and practices. The Nominating and Governance Committee is primarily responsible for risk oversight relating to corporate governance, the independence of the Board and potential conflicts of interests and ESG policy. Our Board and its committees exercise their risk oversight function by regularly receiving and evaluating reports from management and by making inquiries of management concerning these reports, as appropriate. Furthermore, our Board and its committees receive reports from our auditors and other consultants, such as our compensation consultant, and may meet in executive sessions with these outside consultants.

Information security is of critical importance to our business. Our information security program is governed by enterprise policies derived from the National Institute of

Standards and Technology ("NIST") and the International Organization for Standardization ("ISO") industry standards. Our employees receive annual information security training and represent the first line of defense for Workiva and our customers. While our Information Security team ensures that adequate and ongoing discovery and management of risk is integrated with our enterprise risk management program, both the full Board and Audit Committee exercise oversight with respect to risks relating to information security. Our full Board and Audit Committee receive regular briefings from our Chief Information Security Officer on the state of our information security program, including with respect to current and developing trends of importance to the Company and the industry at large; mitigation strategies for the risks and threats facing Workiva; and the results of continuous monitoring and regular third-party testing of our information security posture. More information about our Security and Privacy policies can be found on our website at **https://www.workiva.com/security**.

Our Board believes that its current leadership structure supports the risk oversight function of the Board. In particular, our Board believes that our Lead Independent Director and our majority of independent directors provide a well-functioning and effective balance to the members of management on our Board, while allowing for open communication between management and our Board.

Communications with Directors

Interested parties may communicate with our Board or with an individual director by writing to our Board or to the particular director and mailing the correspondence to: Workiva Inc., 2900 University Boulevard, Ames, Iowa 50010, Attention: Corporate Secretary. The Corporate Secretary will promptly relay to the addressee all communications that the Corporate Secretary determines require prompt attention and will regularly provide our Board with a summary of all substantive communications.

Director Nominations

The Nominating and Governance Committee will consider candidates for director recommended by stockholders so long as the recommendations comply with our Certificate of Incorporation and Bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. The Nominating and Governance Committee will evaluate such recommendations in accordance with its charter, our Bylaws, our corporate governance guidelines, and the regular nominee criteria described above. Stockholders wishing to recommend a candidate for nomination should comply with the procedures set forth in the section above entitled "Questions and Answers - How do I recommend a director nominee?"

Attendance at Annual Meeting

Directors are expected to attend our annual meetings of stockholders. All of our directors who were then serving as directors attended our annual meeting of stockholders via live webcast on June 1, 2022.

Related-Party Transaction Policy

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying transactions with related parties. Our Audit Committee has adopted a formal Related-Party Transaction Policy, pursuant to which the Audit Committee reviews all transactions that involve more than $120,000 when aggregated with all similar transactions in which we and each of our executive officers, directors (including director nominees) and stockholders owning in excess of 5% of any class of our common stock or their immediate family members are participants. The Audit Committee must approve or ratify any covered related-party transaction for it to be consummated or continue.

The Audit Committee reviews these related-party transactions as they arise and are reported to the Audit Committee. The Audit Committee also reviews materials prepared by our Board and our executive officers to determine whether any related-party transactions have occurred that have not been reported. In reviewing any related-party transaction, the Audit Committee is to consider all relevant facts and circumstances, including the aggregate dollar value of the transaction, the related party's relationship to us and interest in the transaction, and the benefits to us of the transaction. The Audit Committee determines, in its discretion, whether the proposed transaction is in the best interests of Workiva and our stockholders.

Board Leadership Structure

Our Board will fill the Chair of our Board and CEO positions based upon our Board's view of what is in the best interests of Workiva. The CEO and Chair may, but need not be, the same person. The positions of Chair of our Board and Chief Executive Officer are currently separated. We believe separating these positions allows our Chief Executive Officer to focus on our strategy and day-to-day business, while allowing our Chair to lead our Board in its fundamental role of providing advice to and independent oversight of management.

Additionally, in the event that the Chair is not an independent director, the independent directors serving on the Board shall appoint, by a separate annual majority vote, a Lead Independent Director. The Lead Independent Director acts as a liaison among the Chair, the CEO, and the non-employee directors, presides at all Board meetings at which the Chair is not present (including executive sessions of the non-employee directors), and may call meetings of the Board and the non-employee directors when necessary.

The Board periodically reviews its leadership structure, and we believe that the current Board structure provides effective independent oversight of management, while allowing the Board to benefit from management's expertise and experience. We believe there is good communication between management and our non-employee directors, and that our non-employee directors are able to carry out their oversight responsibilities effectively.

The small size of our Board and the relationship between management and non-employee directors put each director in a position to influence agendas, flow of information and other matters. Our Board regularly holds separate meetings for independent directors without management present. These meetings are chaired by the Lead Independent Director, and generally are held in conjunction with regularly scheduled meetings and at other times as requested by an independent director.

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Our Board believes that management speaks for Workiva. While individual non-employee directors (including our Lead Independent Director) may, from time-to-time, meet or otherwise communicate with stockholders, and various other constituencies that are involved with us, it is expected that directors would do this with the knowledge of management and, absent unusual circumstances, only at the request of management.

Role	Key Responsibilities and Duties
Non-Executive Chair Organizes and directs the work of the Board, providing leadership, direction and strategic vision for the Company.	Preside at all Board meetings, annual stockholder meetings and special stockholder meetings. Set the agenda for any Board meetings and guide discussions at any Board meetings. Foster open and collegial discussion amongst all Board members. Monitor the Board's receipt of accurate, timely, relevant and clear information from Board committees and management. Act as a source of institutional knowledge to both the Board and management.
Chief Executive Officer Leads the day-to-day business and operations, directing management to implement the strategy developed with the Board.	Lead the development of value-creating and sustainable strategies, both short and long-term for the Company. Set meaningful and measurable operating and strategic goals for the Company. Build and guide a highly capable and dynamic management team and establish a strong performance management culture. Serve as a primary interface between management and the Board, providing regular updates and information to the Board on key issues and business developments. Anticipate and mitigate potential risks to the Company and its businesses, helping to ensure that they are identified, monitored and reported to the Board or applicable Board committee, as appropriate. Represent the face of the Company to its stockholders.
Lead Independent Director Provides strong, independent leadership and oversight of management.	Preside at all Board meetings at which the Chair is not present, including executive sessions of the independent directors. Act as a liaison among the Chair, the CEO and the independent directors. Have the authority to call meetings of the Board and of the independent directors, when necessary. Consult with the Chair and CEO and approve the schedules, agendas and information provided to the Board for each meeting. Communicate Board member feedback to the Chair and CEO after each Board meeting. Consult with inside and outside counsel and other advisors as he or she deems appropriate in fulfilling the Lead Independent Director role. Be available for consultation and direct communication with major shareholders, as appropriate.

Board Meetings and Committees

Our Board of Directors met ten times during 2022. Our Board has an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee, each of which has the composition and responsibilities described below. Members serve on these committees for such term or terms as our Board may determine or until their earlier resignations or death. Each committee is governed by a written charter, which are posted on our website at **http://investor.workiva.com/investors/corporate-governance**. From time to time, our Board may also establish other, special committees when necessary to address specific issues. In 2022, each director attended at least 75% of the meetings of the Board and the committees on which he or she serves.

	Audit Committee	Compensation Committee	Nominating and Governance Committee
Brigid A. Bonner		Chair	Member
Michael M. Crow Ph.D.			Chair
Robert H. Herz	Member		Member
David S. Mulcahy	Member	Member	
Suku Radia	Chair	Member	

Chair Member

Audit Committee

Our Audit Committee met five times during 2022. The Audit Committee consists of Mr. Herz, Mr. Mulcahy and Mr. Radia, each of whom satisfies the independence requirements of Rule 10A-3 of the Exchange Act. Mr. Radia is the chair of our Audit Committee. Also, Mr. Herz, Mr. Mulcahy and Mr. Radia are each an "audit committee financial expert," as defined under SEC rules, and possess financial sophistication as required by the rules of the NYSE. This designation does not impose on any of them any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors.

The Audit Committee is responsible for, among other things:

- appointment, termination, compensation and oversight of the work of any accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;
- considering and approving, in advance, all audit and non-audit services to be performed by independent accountants;

- reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;
- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
- investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisers as the Audit Committee deems necessary;
- determining compensation of the independent auditors, compensation of advisors hired by the Audit Committee and ordinary administrative expenses;
- reviewing quarterly financial statements prior to their release;
- reviewing and assessing the adequacy of a formal written charter on an annual basis;
- reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis;
- reviewing and assessing risks, controls, and procedures related to public ESG disclosures and human capital data, and overseeing the development of internal controls around the adoption and disclosure of targets around ESG, human capital, and climate change;
- receiving periodic updates on cybersecurity and information security risks and reviewing the quality and effectiveness of our risk mitigation efforts; and
- handling such other matters that are specifically delegated to the Audit Committee by our Board from time to time.

Compensation Committee

Our Compensation Committee met nine times during 2022. The Compensation Committee consists of Ms. Bonner, Mr. Mulcahy and Mr. Radia, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act. Ms. Bonner is the chair of our Compensation Committee.

The Compensation Committee is responsible for, among other things:

- reviewing and approving the compensation and benefits of all of our executive officers and key employees;
- monitoring and reviewing our compensation and benefit plans;
- overseeing the activities of the individuals responsible for administering cash incentive compensation plans and equity-based plans;
- reviewing and evaluating our investments in human capital, pay equity, and all other diversity and inclusion initiatives;
- evaluating the alignment of our ESG goals with those of our total rewards program; and

- such other matters that are specifically delegated to the Compensation Committee by our Board from time to time.

The Compensation Committee has engaged Willis Towers Watson as its compensation consultant to assist the Committee in analyzing executive officer and director compensation and to provide peer company and industry data. Based on this information and analysis, our CEO makes executive and director cash and equity compensation recommendations to the Compensation Committee for its consideration. The compensation consultant regularly attends Committee meetings, and the Committee has access to the materials and analysis prepared by the compensation consultant.

Compensation Committee Interlocks and Insider Participation

As noted above, the members of our Compensation Committee currently are Ms. Bonner, Mr. Mulcahy and Mr. Radia. None of the current or former members of our Compensation Committee is an officer or employee of Workiva, was an officer or employee of Workiva during 2022, or was formerly an executive officer of Workiva. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Nominating and Governance Committee

Our Nominating and Governance Committee met four times during 2022. The Nominating and Governance Committee consists of Ms. Bonner, Dr. Crow and Mr. Herz. Dr. Crow is the chair of our Nominating and Governance Committee.

The Nominating and Governance Committee is responsible for, among other things:

- evaluating and making recommendations regarding the organization and governance of our Board and its committees and changes to our Certificate of Incorporation and Bylaws and stockholder communications;
- assessing the performance of Board members and making recommendations regarding committee and chair assignments and composition and the size of our Board and its committees;
- reviewing proposed waivers of the code of conduct for directors and executive officers;
- overseeing, assessing, and discussing with management and the Board our programs, policies, and practices relating to ESG, human capital issues and climate change;
- evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees; and
- reviewing succession planning for our executive officers and evaluating potential successors.

DIRECTOR COMPENSATION

Our non-employee directors receive equity and cash compensation for their service as directors. In fiscal 2022, non-employee directors received annual compensation of $50,000 for service on our Board, the Chair received an additional $37,500 per year, and additional compensation for committee service is as follows:

	Audit Committee	Compensation Committee	Nominating and Governance Committee
Chair	**$20,000**	**$15,000**	**$10,000**
Each other member	**$10,000**	**$7,500**	**$5,000**

Effective April 1, 2023, our Compensation Committee set the cash retainer paid to the Non-Executive Chair of the Board and the Lead Independent Director at $77,500, and $37,500, per year, respectively.

Each non-employee director receives a grant of restricted stock units at each annual meeting with a grant date fair value of $185,000. In addition, each newly elected or appointed non-employee director will receive a grant of restricted stock units with a grant date fair value of $200,000 upon the date the non-employee director joins the Board. In June 2022, the grant date fair value of these equity awards was increased to $215,000 for each newly elected or appointed non-employee director, and to $215,000 at each subsequent annual meeting of stockholders. All restricted stock units granted to non-employee directors will vest fully on the first anniversary of the grant date. Restricted stock units are settled in shares of Class A common stock. Directors may defer settlement of restricted stock units pursuant to the Workiva Inc. Nonqualified Deferred Compensation Plan. Directors who are Workiva employees receive no compensation for their service as directors.

Our non-employee directors are subject to stock ownership guidelines as described below under the "Stock Ownership Guidelines" section of "Compensation Discussion and Analysis." While our non-employee directors are also eligible to receive other awards under our 2014 Equity Incentive Plan, no other awards except those described above have been made to our non-employee directors.

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Director Compensation Table

The following table summarizes the compensation of our non-employee directors who served during 2022. Mr. Vanderploeg, our then Chief Executive Officer, and Ms. Iskow, our then President and Chief Operating Officer, received no compensation in connection with their service as director and, accordingly, they are omitted from this table.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Brigid A. Bonner	70,000	215,000	—	285,000
Michael M. Crow, Ph.D.	60,000	215,000	—	275,000
Robert H. Herz	65,000	215,000	—	280,000
David S. Mulcahy	105,000	215,000	—	320,000
Suku Radia	77,500	215,000	—	292,500

(1) Represents the aggregate grant-date fair value of 2,925 shares of restricted stock units granted to each non-employee director who was serving as a director on June 1, 2022, calculated in accordance with ASC Topic 718. Restricted stock units vest fully on the first anniversary of the grant date. The grant-date fair value is based on $73.50 per share, the closing price of our Class A common stock on the grant date. The assumptions used in calculating the grant-date fair value of the awards reported in this column are set forth in Note 10 to our audited consolidated financial statements included in our Annual Report on Form 10-K filed on February 21, 2023.

No non-employee director held options as of December 31, 2022. As of December 31, 2022, the aggregate number of unvested restricted stock units of Class A common stock for each non-employee director was as follows: Ms. Bonner: 2,925 shares; Dr. Crow: 2,925 shares; Mr. Herz: 2,925 shares; Mr. Mulcahy: 2,925 shares and Mr. Radia: 2,925 shares. Mr. Radia has elected to defer the receipt of all of these shares.

OWNERSHIP OF COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 3, 2023, referred to in the table below as the "Beneficial Ownership Date," by:

- each beneficial owner of 5% or more of the outstanding shares of our Class A or Class B common stock;
- each of our directors and director nominees;
- each of our named executive officers; and
- all directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or issuable under convertible securities held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 49,386,777 shares of Class A common stock and 3,845,583 shares of Class B common stock outstanding as of the Beneficial Ownership Date.

To our knowledge, except as set forth in the footnotes to this table and subject to any applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is c/o Workiva Inc., 2900 University Blvd., Ames, Iowa 50010.

	Shares Beneficially Owned				
	Class A Common Stock		Class B Common Stock		% of total voting power
Name of Beneficial Owner	Number	%	Number	%	
Named Executive Officers and Directors:					
Martin J. Vanderploeg, Ph.D.[(1)]	584,542	1.2	890,802	23.2	10.8
Julie Iskow	79,457	*	—	*	*
Jill Klindt[(2)]	45,143	*	—	*	*
Jeffrey Trom, Ph.D.[(3)]	238,543	*	819,672	21.3	9.6
Brandon Ziegler	17,144	*	—	*	*
Michael M. Crow, Ph.D.[(4)]	44,798	*	—	*	*
Robert H. Herz[(5)]	71,059	*	—	*	*
David S. Mulcahy[(6)]	198,093	*	—	*	*
Suku Radia	35,977	*	—	*	*
Brigid A. Bonner[(7)]	6,551	*	—	*	*
All executive officers and directors as a group (11 persons)[(8)]	1,328,272	2.7	1,710,474	44.5	20.9

Name of Beneficial Owner	Shares Beneficially Owned				% of total voting power
	Class A Common Stock		Class B Common Stock		
	Number	%	Number	%	
5% Stockholders:					
The Vanguard Group[(9)]	4,583,549	9.3	—	*	5.2
BlackRock, Inc.[(10)]	3,471,554	7.0	—	*	4.0
Matthew M. Rizai, Ph.D.[(11)]	1,023,091	2.0	2,135,109	55.5	25.3

* Represents beneficial ownership of less than 1% of class.

(1) Shares owned consist of 1,939 shares of Class A common stock owned directly by Mr. Vanderploeg; 282,064 shares of Class A common stock and 710,562 shares of Class B common stock owned by the Martin J. Vanderploeg 2001 Revocable Living Trust, of which Mr. Vanderploeg is trustee; 16,125 shares of Class A common stock and 180,240 shares of Class B common stock owned by the Laura C Williams TR UA DTD 05/02/2001, of which Laura Williams is the trustee, has sole dispositive power to such shares and has entered into an irrevocable proxy under which she has granted sole voting power to Mr. Vanderploeg for so long as the trust holds such shares; and 284,414 shares of Class A common stock subject to outstanding options that are exercisable within 60 days.

(2) Shares owned consist of 20,143 shares of Class A common stock owned directly by Ms. Klindt; and 25,000 shares of Class A common stock subject to outstanding options that are exercisable within 60 days.

(3) Shares owned consist of 238,543 shares of Class A common stock and 328,402 shares of Class B common stock owned by the Jeffrey D. Trom & Lydia A. Trom Trustees UA 11/21/2017; and 491,270 shares of Class B common stock owned by the Martin J. Vanderploeg Charitable Remainder Trust, of which Mr. Trom is trustee.

(4) Shares owned consist of 22,354 shares of Class A common stock owned directly by Dr. Crow; 14,943 shares of Class A common stock owned by the Michael M. Crow and Sybil Francis Family Trust, of which Dr. Crow and Mrs. Francis are trustees and have shared voting and investment power; and 7,501 shares of Class A common stock subject to restricted stock units distributable within 60 days.

(5) Shares owned consist of 13,232 shares of Class A common stock owned directly by Mr. Herz; 54,902 shares of Class A common stock owned by the Robert H. Herz Irrevocable Trust, of which Louise Herz is trustee; and 2,925 shares of Class A common stock subject to restricted stock units distributable within 60 days.

(6) Shares owned consist of 195,168 shares of Class A common stock owned directly by Mr. Mulcahy; and 2,925 shares of Class A common stock subject to restricted stock units distributable within 60 days.

(7) Shares owned consist of 3,626 shares of Class A common stock owned directly by Ms. Bonner; and 2,925 shares of Class A common stock subject to restricted stock units distributable within 60 days.

(8) Includes all named executive officers and other current executive officers and directors. The aggregate share amount shown includes 309,414 shares of Class A common stock subject to outstanding options that are exercisable within 60 days and 23,241 shares of Class A common stock subject to restricted stock units distributable within 60 days.

(9) Based on information provided in a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group. The Vanguard Group has shared voting power with respect to 81,614 shares, sole dispositive power with respect to 4,456,139 shares and shared dispositive power with respect to 127,410 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(10) Based on information provided in a Schedule 13G/A filed with the SEC on January 31, 2023 by BlackRock, Inc. BlackRock, Inc. has sole voting power with respect to 3,379,298 shares and sole dispositive power with respect to 3,471,554 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(11) Shares owned consist of 32,783 shares of Class A common stock owned directly by Mr. Rizai and Svetlana Skopcenko Rizai as joint tenants with right of survivorship, of which Mr. Rizai and Ms. Skopcenko Rizai share voting and dispositive power; 358,980 shares of Class A common stock and 1,000,000 shares of Class B common stock owned by the Matthew Rizai TR UA DTD 03/04/1996 Matthew Rizai Revocable Trust, of which Mr. Rizai is the trustee; 885,109 shares of Class B common stock owned by Mr. Rizai and Svetlana Skopcenko as trustees u/a dated August 7, 2013 creating a Marital Trust, of which Mr. Rizai has sole voting power and Mr. Rizai and Ms. Skopcenko have shared dispositive power; 546,825 shares of Class A common stock subject to outstanding options that are exercisable within 60 days; 7,058 shares of Class A common stock and 25,000 shares of Class B common stock owned by the Svetlana S Rizai TR UA 12/21/2020 Isabella V Rizai 2020 Trust, of which Ms.

Skopcenko is the trustee; and 77,445 shares of Class A common stock and 225,000 shares of Class B common stock owned by family trusts of which Barbara Schlaff is the trustee and has entered into an irrevocable proxy under which she has granted sole voting power to Mr. Rizai for so long as the family trusts hold such shares. Ms. Schlaff has sole dispositive power as to such shares.

EXECUTIVE OFFICERS

The following table sets forth certain information pertaining to our executive officers as of April 3, 2023:

	Name	Age	Position
	**Julie Iskow**	**61**	**President, Chief Executive Officer and Director**
	**Jill Klindt**	**46**	**Executive Vice President, Chief Financial and Accounting Officer, Treasurer**
	**Brandon E. Ziegler**	**50**	**Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary**
	**Michael D. Hawkins**	**47**	**Executive Vice President, Sales**

Jill Klindt. Ms. Klindt has served as our Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer since February 2023. She served as Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer from February 2021 to March 2023; as Senior Vice President, Chief Accounting Officer and Treasurer from March 2017 to February 2021; as Chief Accounting Officer and Vice President from December 2014 to March 2017; and Senior Director of Finance and Accounting of Workiva LLC from 2008 to December 2014. Ms. Klindt is the executive chair of our ESG Task Force and a representative of the United Nations CFO Coalition for the SDGs. Additionally, she has served on the Iowa State University Accounting Executive Advisory Council, and the boards of the Iowa State University Research Park, and Ames Seed Capital, since 2021. Prior to joining Workiva, Ms. Klindt served as Financial Analysis Manager at Financial Intelligence, LLC; as a Financial Consultant at Wells Fargo Financial; as a Senior Financial Analyst at CitiMortgage; and a Financial Accounting Analyst at Principal Residential Mortgage. She was also an Accountant at both Prairie iNet and EAI. Ms. Klindt is a Certified Public Accountant (inactive) with a B.S. in Accounting from Iowa State University.

Brandon E. Ziegler. Mr. Ziegler has served as our Executive Vice President and Chief Legal Officer since March 2021, and as our Corporate Secretary since May 2020. Mr. Ziegler was promoted to Chief Administrative Officer in March 2022. Mr. Ziegler is also a member of our ESG Task Force. Prior to that, Mr. Ziegler was Workiva's Senior Vice President and General Counsel from March 2020 to March 2021. Mr. Ziegler was previously Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary at Medidata Solutions, a leading technology and data platform for life sciences from July 2016 to March 2020. Prior to Medidata, Mr. Ziegler worked in ADP's legal department from February 2007 to July 2016, during which time he led ADP’s legal department for multinational corporations as Vice President and Assistant General Counsel. Before moving in-house, Mr. Ziegler worked in private practice in New York and has extensive legal experience counseling public and private companies in global corporate development, corporate governance, and commercial transactions. He earned a B.A. (cum laude) from Duke University and a J.D. from Brooklyn Law School where he was an international business law fellow.

Michael D. Hawkins. Mr. Hawkins has served as our Executive Vice President, Sales since August 2021. Previously, Mr. Hawkins served as our Senior Vice President of Sales from August 2019 to August 2021, Vice President of Sales from March 2015 to August 2019, Director of Sales from January 2013 through March 2015, Area Sales Manager from January 2012 to December 2012, and Regional Sales Director from August 2010 to December 2011. Prior to joining Workiva, Mr. Hawkins was Business Development Manager at ExactTarget from July 2008 to August 2010, as Account Executive at OnForce from May 2006 to September 2007, and as Account Executive and Director of Sales at Truist (formerly CreateHope, Inc.) from May 2001 to April 2006. Mr. Hawkins earned a B.A. from Miami University and a J.D. from George Washington University Law School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis section ("CD&A"), we describe the executive compensation program for our named executive officers ("NEOs"). We also explain how the Compensation Committee of the Board of Directors (the "Committee") determined the pay of our NEOs and its rationale for specific compensation decisions related to the fiscal year ended December 31, 2022.

Our Named Executive Officers for Fiscal 2022

Our CD&A describes our executive compensation program and the decisions for fiscal year 2022 regarding the compensation for the NEOs listed in the table below.

Name	Title
Martin J. Vanderploeg, Ph.D.[1]	Chief Executive Officer ("CEO")
Julie Iskow[2]	President and Chief Operating Officer
Jill Klindt[3]	Senior Vice President, Chief Financial Officer ("CFO"), Chief Accounting Officer, Treasurer
Jeffrey Trom, Ph.D.[4]	Executive Vice President, Chief Technology Officer
Brandon Ziegler	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary

We believe the compensation program for our NEOs in 2022 was instrumental in helping us achieve strong performance in 2022, as discussed below, by providing a combination of short-term and long-term incentives designed to lead to such performance.

This CD&A provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each element of compensation we provide. In addition, we explain how and why the Committee arrived at the specific compensation policies and decisions involving our NEOs for fiscal year 2022.

This CD&A contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt in the future may differ materially from currently anticipated plans and arrangements as summarized in this CD&A.

[1] Mr. Vanderploeg retired as Chief Executive Officer of the Company effective March 31, 2023. Mr. Vanderploeg was appointed as Non-Executive Chair of our Board of Directors as of April 1, 2023.
[2] Ms. Iskow was promoted to President and Chief Executive Officer as of April 1, 2023.
[3] Ms. Klindt was promoted to Executive Vice President, Chief Financial Officer as of February 17, 2023.
[4] Mr. Trom retired as Chief Technology Officer of the Company effective February 1, 2023. Mr. Trom currently provides services to the Company as a non-executive consultant.

2022 Business Highlights

For the fiscal year ended December 31, 2022, highlights of our business performance included the following:


Revenue ($mil)
$351.6
$443.3
$537.9
2020
2021
2022


Net Cash Provided by Operating Activities ($mil)
$33.2
$49.8
$11.3
2020
2021
2022


Number of Customers
3,723
4,315
5,664
2020
2021
2022


Revenue Retention
95.0%
97.0%
97.8%
2020
2021
2022

- Revenue for 2022 was $537.9 million, an increase of 21.3% compared with $443.3 million in the prior year. Subscription and support revenue was $464.9 million, an increase of 22.6% on a year-over-year basis.
- Net cash provided by operating activities was $11.3 million in 2022, compared to net cash provided by operating activities of $49.8 million in 2021.
- At December 31, 2022, Workiva had 5,664 customers, including approximately 922 ParsePort ESEF customers, as compared to 4,315 at December 31, 2021.
- Our subscription and support revenue retention rate was 97.8% at December 31, 2022, reflecting exceptional customer satisfaction.

Our Compensation Philosophy

We operate within the software-as-a-service ("SaaS") market, which is highly competitive and rapidly evolving. We expect competition among companies in our market to continue to increase. Our ability to compete and succeed in this environment is directly dependent on our ability to recruit, incentivize and retain talented leadership. The market for this talent in the software industry is very competitive, particularly among companies in the SaaS sector. Our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards talented, highly qualified leaders who possess the skills and competencies necessary to support our near-term objectives and

create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals.

Developing an effective compensation philosophy requires more than simply comparing pay to market practices. An important consideration lies in an understanding of a company's position in the business life cycle. For a company's executive compensation strategy to be effective, that strategy must consider the interests of the company's three primary constituencies, each having its own interests and desired outcomes:

- **Stockholders** make a significant, direct financial investment in the company. This investment is essential to the company's ongoing operations. These investors expect a return on that investment. This return should be delivered within the context of an appropriate risk/reward profile. As such, our compensation philosophy is designed to align our executive compensation with the interests and concerns of our stockholders.
- **The company** also makes a substantial investment in the form of the total compensation provided to its executives and looks for a corresponding return in growth and financial performance. Our compensation philosophy is designed to support our recruitment and retention strategies as well as to recognize and reward the results and behaviors that contribute to our success.
- **Executives** desire a compensation opportunity that provides a high level of perceived value, so compensation arrangements need to be flexible to meet their financial and career-related needs and strike a balance between meeting the near-term liquidity needs of our executives with their long-term needs for capital accumulation.

In fiscal 2022, the Committee reviewed and assessed our compensation philosophy, which is intended to promote Workiva's core values. The Committee believes that a great work environment, substantial employee ownership, and meaningful pay and benefits support a winning team, company and workplace. We believe that the compensation of our executive officers and employees should reflect our performance as an organization, and their performance as individuals. Further, our executive compensation program is designed to focus on ownership, innovation and results, and to be fair and flexible.

The Committee also recognizes the importance of providing fair rewards for employee contributions. We seek to provide target total direct compensation (base salary, bonus, and equity) that is at or above market norms, and to provide parity and consistency within functions. We also believe in adhering to budgets, ensuring transparency and promoting understanding of our compensation philosophy and practices by our executives, while at the same time retaining the flexibility needed to promote talent acquisition and retention.

Consistent with this, our executive compensation program is designed to achieve the following objectives:

- Attract, motivate, and retain employees at the executive level who contribute to our long-term success;

- Provide an overall compensation opportunity to our executives that is competitive, rewards the achievement of our business objectives, and effectively aligns executive officers' interests with those of our stockholders;
- Motivate our executives to achieve key strategic performance measures by linking incentive award opportunities to the achievement of performance objectives, and by providing a material portion of total compensation for executive officers in the form of ownership in our company through our equity compensation program; and
- Promote teamwork while also recognizing the individual role each executive officer plays in our success.

Below are highlights of our current practices and policies that guide our executive compensation program. We believe the following items promote good corporate governance and are in the best interests of our stockholders and NEOs:

What We Do	What We Don't Do
✔ **Anti-hedging and anti-pledging policy**	✘ **Guaranteed bonuses**
✔ **Golden parachute policy**	✘ **Discounted stock options or SARs**
✔ **Compensation recoupment ("clawback") policy**	✘ **Pension plans or Supplemental Executive Retirement Plans**
✔ **Strong emphasis on performance-based compensation**	✘ **Tax gross-ups on severance or change of control payments**
✔ **Regular reviews of executive compensation and peer group data**	✘ **Option repricing without stockholder consent**
✔ **A work culture that fosters a focus on long-term value creation supported by tools that help executives to reach and maintain meaningful levels of individual share ownership**	✘ **Dividend or dividend equivalents on full value awards prior to vesting**
✔ **Annual risk assessments**	
✔ **Limited perquisites for executives**	
✔ **Minimum vesting periods for equity awards**	
✔ **Compliance with stock ownership guidelines**	

Say-on-Pay Results

Our stockholders have elected to hold an advisory vote on executive compensation on an annual basis, thereby giving our stockholders the opportunity to provide feedback on the compensation of our NEOs each year. At our 2021 annual meeting, 96% of the votes were cast in favor of the advisory vote to approve executive compensation, which we believe shows that our compensation practices are properly aligned with the interests of our stockholders and that the high level of stockholder support indicates strong stockholder approval of our compensation philosophy and practices.

The Principal Elements of Pay: Total Direct Compensation

Our compensation philosophy is supported by the following principal elements in our annual executive compensation program:

Element	Form	Purpose
Base Salary	**Cash (fixed)**	**Provides a competitive level of pay that reflects the executive's experience, role and responsibilities.**
Short-Term Incentives	**Cash (variable)**	**Rewards achievement of key corporate financial and strategic results for the year that have been identified as drivers of our success.**
Long-Term Incentives	**Equity (variable)**	**Creates an ownership culture that provides meaningful incentives for management to drive stockholder value creation, supports our retention strategy, promotes cross functional cooperation and aligns our executives with stockholder interests. Since we do not provide our executives with supplemental retirement benefits, it also provides an effective tool for long-term capital accumulation.**

Design

Our executive compensation program has historically emphasized equity as a key component of our total compensation offering, which is consistent with practices in the SaaS industry. The Committee believes that compensation in the form of equity helps align the interests of our executive officers with the long-term interests of our stockholders by driving achievement of our strategic and financial goals. It also supports our ownership culture, which encourages our executives to take initiative, demonstrate leadership and effectively work across business lines to achieve results that are in the best interests of the Company and its stockholders.

We use restricted stock units ("RSUs") and performance stock units ("PSUs") as our primary equity vehicles for our executive officers, including our NEOs. We believe that RSU awards both align the interests of employees with stockholders and provide a longer-term focus through a multi-year vesting schedule, while managing dilution to existing investors and providing greater predictability to our executive officers in the value of their compensation. PSUs are earned only upon the achievement of certain financial goals, which motivates our executive officers to achieve our long term annual business objectives over a three-year time horizon.

To maintain a competitive compensation program, we also offer cash compensation in the form of base salaries and short-term incentives in the form of annual performance-based cash payments linked to annual strategic financial objectives, resulting in total cash compensation for our executive officers that is aligned with market practices in our competitive markets. We do not benchmark to specific percentiles for any element of our compensation program, but instead use competitive market information for general guidance.

During fiscal 2022, the Committee, with the assistance of the Committee's compensation consultants, reviewed our executive compensation, including base salaries, short-term incentives, equity awards, and benefit programs to confirm the continued alignment of our compensation program with stockholder interests and appropriate rewards and incentives for our executive officers.

Our Decision-Making Process

Pursuant to its charter and in accordance with NYSE rules, the Committee oversees the compensation and benefits programs for our NEOs. The Committee includes only independent, non-employee members of the Board of Directors. The Committee works closely with its compensation consultant and management to examine the effectiveness of the Company's executive compensation program throughout the year. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed through **http://investor.workiva.com/investors/corporate-governance**.

We evaluate our compensation philosophy and compensation programs as circumstances require, and at a minimum, we review our executive compensation annually. As part of this review process, we apply our values and the objectives outlined in this CD&A, while also considering whether our proposed compensation ensures that we remain competitive for talent, that we meet our retention objectives, and that our cost of replacement for a key employee is reasonable.

The Role of the Committee

The compensation of our NEOs is determined each year by the Committee. Our Chief Executive Officer typically provides annual recommendations to the Committee and discusses with the Committee the compensation and performance of the NEOs on the senior management team who report directly to her. Because our Chief Executive Officer is involved in the day-to-day operation of our business, she is able to base her recommendations in part upon her review of the performance of our executive officers. The Committee may exercise its discretion in modifying any recommended compensation adjustments or awards to executives. The Committee reviews the performance of our Chief Executive Officer and meets in executive session without her to determine her compensation. In addition, the Committee's meetings typically have included, for all or a portion of each meeting, not only the members of the Committee and our Chief Executive Officer, but also our compensation consultant as well as our Executive Vice President, Chief Legal and Administrative Officer, and Corporate Secretary, who advises the Committee on compliance issues and serves as secretary of the Committee's meetings.

The Committee seeks to ensure that the links between our executive compensation program and our business goals are responsible, appropriate, and strongly aligned with

stockholder interests. The Committee annually determines the compensation levels of our NEOs by considering several factors, including:

- Each NEO's role and responsibilities;
- How the NEO is performing those responsibilities;
- Our historical and anticipated future financial performance;
- Compensation practices of a group of comparable public companies (where appropriate); and
- The need to retain highly qualified executives in a competitive SaaS market for leadership talent.

The Role of Compensation Consultant and Use of Market Data

The Committee has the authority to engage its own advisors to assist in carrying out its responsibilities. For part of fiscal year 2022, The Sillery Group ("TSG"), which was retained as advisor to management, also served as executive compensation consultant to the Committee to review and provide advice on the principal aspects of the Company's executive compensation program. The Committee retained Willis Towers Watson ("WTW") as its executive compensation consultant, replacing TSG, in August 2022. Both TSG and WTW coordinated all work with the Committee and with management. TSG and WTW believe that by coordinating their work in this manner, they can best understand and address the needs of all key constituencies: the stockholders, the company, and the executives.

In 2022, management retained WTW or its affiliates for consulting services with respect to employee benefits and compensation at an aggregate cost of approximately $221,000 ($171,000 was paid in connection with services performed as the Committee's executive compensation consultant, and WTW collected additional fees of approximately $50,000 for Health and Group Benefits ongoing consulting in 2022). Although the Committee was aware of the nature of these other services provided by WTW or its affiliates, the Committee did not review and approve such services, as they were reviewed and approved by management in the ordinary course of business. Based on a consideration of various factors, the Committee does not believe that its relationship with WTW and the work of WTW and its affiliates on behalf of the Committee and management have raised any conflict of interest. The Committee reviews these factors and receives written confirmation from WTW stating its belief that it remains an independent compensation consultant to the Committee.

The compensation consultant provides the Committee and the Board with guidance regarding the amount and types of compensation we provide to our executives and how these compare to peer company compensation practices, as well as other compensation-related matters. The compensation consultant also advises the Committee with respect to our equity plans and provides the Board with data that helps the Board develop our executive compensation program.

The compensation consultant attends meetings of the Committee as requested and also communicates with the Committee outside of meetings. The Committee may replace its compensation consultant or hire additional advisors at any time.

During fiscal 2022, TSG and WTW provided the following services as requested by the Committee:

- Assisted in the development of the compensation market data we used to understand market competitive compensation practices;
- Reviewed and assessed our compensation practices and the cash and equity compensation levels of our executive officers (including equity-based incentive arrangements, stock ownership guidelines and change in control practices), including our NEOs, and also for members of our Board of Directors;
- Reviewed and assessed our current compensation programs to determine any changes that may need to be implemented in order to remain competitive with the market, as well as conducting an equity burn rate and overhang analysis;
- Reviewed and assessed a broad range of compensation practices against peer companies to ensure alignment with market practices;
- Advised on regulatory developments relating to executive compensation; and
- Collaborated on the risk assessment relating to employee compensation, including all performance-based incentive arrangements.

In electing to engage TSG, and later WTW, the Committee took into consideration all factors relevant to TSG's and WTW's interactions with the Company's management and concluded that no conflict of interests existed that would prevent TSG or WTW from independently advising the Committee.

With the assistance of TSG and WTW, the Committee utilized market data to better inform its determination of the key elements of our compensation program in order to develop a compensation program that the Committee believes will enable us to compete effectively for new employees and retain existing employees. In general, this market data consists of compensation information from publicly available sources including proxy statements and third-party compensation surveys.

TSG and WTW review our competitive markets annually to determine the appropriateness of various sources of market data based on a variety of factors including: similarities in revenue levels and size of market capitalization and enterprise value, similarities to the industries in which we operate, the overlapping labor market for top management talent, our status as a publicly traded, U.S.-based SaaS company and various other characteristics.

For the determination of compensation of our NEOs for fiscal year 2022, the Committee analyzed total compensation practices for executives in a peer group of companies, with a focus on SaaS companies, to serve as the basis for our compensation review process in 2022.

The Committee believes that this data is representative of companies that compete with us for executive talent and are similar to us in revenue, revenue growth rate, market capitalization, industry, and size. The Committee also determined that the companies in the peer group generally have executive officer positions that are comparable to ours in terms of breadth, complexity, and scope of responsibilities.

This peer group includes the following companies:

Alteryx, Inc.	**Everbridge, Inc.**	**Rapid7, Inc.**
Anaplan	**FireEye, Inc.**	**RingCentral, Inc.**
AppFolio, Inc.	**HubSpot, Inc.**	**SailPoint Technologies**
Aspen Technology, Inc.	**MicroStrategy Incorporated**	**Smartsheet, Inc.**
Avalara, Inc.	**Mimecast**	**Splunk**
BlackLine, Inc.	**OKTA**	**Twilio, Inc.**
Coupa Software Incorporated	**Qualys, Inc.**	**Zendesk, Inc.**

For the 2023 review process, the Committee continued to use the same peer group, except that Anaplan, FireEye, Mimecast, and SailPoint Technologies were dropped due to recently being acquired.

While the Committee and our Board of Directors will consider the compensation levels of the executives at the companies in our primary compensation peer group to provide a general understanding of market practices among similar companies, we will not benchmark or specifically set compensation levels based on the percentile levels reflected by the compensation peer group. Instead, we will consider a number of factors in addition to this market data, such as skills, experience, functional position, leadership roles and competition for talent, to determine the appropriate level of compensation on an individual basis. As a result, the target compensation opportunity for an individual executive may be higher or lower than market norms. In making this assessment, we also recognize the compensation opportunity for superior performers based on their achievement may be at the high end of the market range for pay practices.

Executive Compensation Program Elements

The key elements of our executive compensation program include base salary, annual cash bonuses, and equity-based awards. Each executive officer's compensation has been designed to provide a combination of pay elements that are tied to achievement of our short-term and long-term financial and operational objectives. All of these elements are intended to work in aggregate to provide an overall competitive compensation opportunity. In particular, we believe our use of RSU and PSU awards promotes a culture of long-term value creation, while cash bonuses payable based upon annual performance drive achievement of near-term objectives.

Base Salary

We believe we must offer competitive base salaries to attract, motivate and retain all employees, including our executives. The Committee has generally set the base salaries for our executives, including the NEOs, based on three primary factors:

- A comparison to the base salaries paid by the companies in our compensation peer group;
- The overall compensation that each executive may potentially receive during his or her employment with us; and
- Internal parity considerations with respect to the base salaries of other executives who are comparably situated in terms of reporting structure and level of responsibility.

We did not increase base salaries for any 2022 NEO, as we believed that base salaries remained appropriate for those executive officers.

Annualized 2022 base salaries for our NEOs are shown in the table below, as well as in the Summary Compensation Table found later in this document.

Named Executive Officer	2022 Base Salary ($)
Martin J. Vanderploeg, Ph.D.	**690,000**
Julie Iskow	**575,000**
Jill Klindt	**400,000**
Jeffrey D. Trom, Ph.D.	**262,500**
Brandon Ziegler	**400,000**

These salaries are intended to provide a stable level of fixed compensation to our executive officers, including our NEOs, for performance of their day-to-day responsibilities. In making a determination as to whether increases to the base salaries for each of our NEOs were necessary, the Committee took into account the demand for executive talent in the industry and geographic areas in which we compete for talent. The Committee also recognized the importance of retaining this executive team and the role the base salary plays in retention, particularly considering the significant roles of our NEOs in achieving our near- and long-term growth objectives, as well as the attractiveness of these executives in the market.

Non-Equity Incentive Plan Compensation

We adopted our 2022 Short-Term Incentive Plan as a non-equity incentive compensation plan to provide our NEOs the opportunity to earn a performance-based cash bonus based on the achievement of a combination of financial and non-financial objectives that are tied to our strategic plan.

In developing our 2022 incentive plan, we benchmarked best practices within our competitive markets with regard to pay levels, plan design and performance metrics. We also conducted a comprehensive review of the critical financial and strategic success factors of our business plan to determine the factors that will contribute most to our

success. The Committee's objective was to construct a plan that motivates executives to achieve high levels of performance by recognizing and rewarding the results and behaviors that contribute to sustained success.

Performance measurement under our 2022 Short-Term Incentive Plan is based on three metrics we have identified as key success factors in achieving our growth strategies:

- Revenue growth
- Non-GAAP operating loss
- Operating cash flow

For purposes of our 2022 incentive plan, we defined (i) "revenue growth" as the percentage growth in revenue determined in accordance with generally accepted accounting principles ("GAAP") as reflected in our annual financial statements; (ii) "non-GAAP operating loss" as GAAP operating loss as reflected in our annual financial statements adjusted to exclude expenses related to stock-based compensation and amortization of acquisition-related intangibles; and (iii) "operating cash flow" as our GAAP operating cash flow.

Of the three performance metrics under the 2022 Short-Term Incentive Plan, the Committee considered revenue growth to be most critical to maximizing the creation of value for stockholders. While the Committee believes that it is desirable to minimize non-GAAP operating losses and keep operating cash flow positive, high levels of revenue growth have a disproportionate impact on market perceptions of Workiva. Accordingly, the Committee assigned the heaviest weight among these metrics to revenue growth under the 2022 plan.

The Committee set the following performance targets for the 2022 Short-Term Incentive Plan, based on the 2022 operating budget approved by our Board of Directors, and weighted these metrics as follows (dollar amounts shown in thousands):

Performance Metric	Target		Weighting
Revenue Growth		**22.5 %**	**60 %**
Non-GAAP Operating Loss	**$**	**(25,700)**	**20 %**
Operating Cash Flow	**$**	**20,300**	**20 %**

Targeted payout levels are expressed as a percentage of base salary and established for each participant. The targets under our 2022 incentive plan for each executive are shown below:

Named Executive Officer	2022 Target Bonus
Martin J. Vanderploeg, Ph.D.	**125 %**
Julie Iskow	**100 %**
Jill Klindt	**75 %**
Jeffrey D. Trom, Ph.D.	**100 %**
Brandon Ziegler	**75 %**

Each NEO's target bonus was determined by the Committee based on that NEO's title and/or role. The Committee believed the financial performance components of the 2022 incentive plan were achievable, but appropriately challenging, based on market climate and internal budgeting and forecasting. The 2022 Short-Term Incentive Plan sets threshold, target and maximum performance levels, which are used to determine the percentage of target bonus to be paid out, with payouts ranging from 0% to 150% of targeted payout levels (*e.g.*, the maximum bonus payout for an individual with a targeted payout level of 75% of annual base salary would be 112.5% of annual base salary).

The following table outlines the threshold, target, and maximum financial performance objectives for the 2022 Short-Term Incentive Plan and the resulting payout percentages:

		Threshold	Target	Maximum
Performance	**<80 %**	**80 %**	**100 %**	**>120 %**
Payout	**— %**	**50 %**	**100 %**	**150 %**

Performance between threshold and target and between target and maximum will be interpolated.

In addition to the financial metrics discussed above, the Committee also considers performance relative to key strategic goals that are generally non-financial in nature, as well as individual NEO performance. Based on the Committee's assessment of these factors, the Committee can exercise discretion to modify the calculated payout derived from the matrix shown above to determine final payout amounts. As a result, the final award may be higher or lower than the calculated amount.

2022 Performance Results

Based on Company actual performance relative to the financial goals set under the 2022 incentive plan, the award for each executive would be payable at or near 85% of their individual target (dollar amounts shown in thousands):

Performance Metric	Target	Actual Results	Achievement of Target
Revenue Growth	22.5 %	21.3 %	94.7 %
Non-GAAP Operating Loss	$ (25,700)	$ (13,043)	149.2 %
Operating Cash Flow	$ 20,300	$ 11,333	55.8 %

The final payout amounts under our 2022 Short-Term Incentive Plan for each individual executive were approved at the amounts shown below:

Executive	2022 Base Salary ($)	2022 Target Bonus ($)	2022 Target Bonus (%)	2022 Calculated Bonus ($)	2022 Approved Bonus Payout ($)	Approved Bonus Payout as a % of Base Salary
Martin J. Vanderploeg, Ph.D.	690,000	862,500	125 %	734,333	734,333	106 %
Julie Iskow	575,000	575,000	100 %	489,555	489,555	85 %
Jill Klindt	400,000	300,000	75 %	255,420	255,420	64 %
Jeffrey D. Trom, Ph.D.	262,500	262,500	100 %	223,493	223,493	85 %
Brandon Ziegler	400,000	300,000	75 %	255,420	255,420	64 %

Equity Incentives

We believe that providing long-term incentives in the form of equity awards encourages our NEOs to take a long-term outlook and provides our NEOs with an incentive to manage our business from the perspective of an owner with an equity stake in the business. By providing opportunities for our NEOs to benefit from future successes in our business through the appreciation of the value of their equity awards, the Committee believes that equity awards align our NEOs' interests and contributions with the long-term interests of our stockholders. In addition, the Committee believes that offering meaningful equity ownership in the Company assists us in retaining our NEOs.

The Committee periodically reviews our equity compensation program from a market perspective, as well as in the context of our overall compensation philosophy. The Committee also considers the appropriateness of various equity vehicles, as well as overall program costs (which include both stockholder dilution and compensation expense), when evaluating long-term incentive compensation. Further, the Committee considers competitive market data and competitive positioning analysis, as well as our recruitment and retention strategies. Finally, the Committee considers each NEO's individual performance, as well as the size and vesting schedule of previous equity awards to each NEO.

The annual equity awards granted to our NEOs are in the form of RSUs and PSUs. In 2022, the Committee approved the first grants of PSUs to members of Workiva's executive management team, including each of our NEOs. These awards were made in tandem with awards of service-based RSUs. The Committee intends that future equity grants will continue to be awarded as a combination of RSUs and PSUs, and believes that this practice better aligns us with practices in our peer companies.

The Committee believes that RSUs and PSUs provide the following benefits:

- RSUs help us better manage potential dilution to stockholders since they require fewer shares to provide the same date of grant value to employees.
- RSUs are more valued by our employees than stock options because they have value at the date of grant.
- RSUs are more consistent with the ownership culture we have created at Workiva.
- RSUs are simpler to communicate to employees because the grant value is based on the current stock price rather than complex Black-Scholes or binomial calculations.
- RSUs more closely align management with the downside risk associated with full stock ownership similar to investors.
- PSUs encourage our NEOs to attain key corporate objectives over time.
- PSUs are aligned with our pay-for-performance philosophy by providing rewards at two levels: the number of shares earned based on performance and the value of the shares when they vest.
- PSUs can provide significantly higher value than RSUs, but are less risky and less dilutive than stock options.

Our RSUs typically vest over time, and our PSUs are earned based on the attainment of certain performance metrics. We believe both RSUs and PSUs help incentivize our executives to build value that can be sustained over the longer term. Because RSUs have value to the recipient as of the date of grant, and PSUs provide the opportunity for substantial upside based on performance, RSUs and PSUs help us retain and incentivize employees during their vesting periods by providing a high reciprocal value and also result in us granting awards with fewer underlying shares of our common stock as compared to stock options with an equivalent grant date fair value.

For 2022, 75% of the value of our annual equity grant was awarded in the form of RSUs that vest in three equal annual installments, and 25% of the value of such awards were granted in the form of PSUs. The PSUs granted in 2022 (the "2022 PSUs") are earned between 0% and 200% based on the achievement of applicable annual revenue growth rate goals and certified by the Committee. Subject to the continued employment of the NEO and achievement of applicable annual growth rate goals, the 2022 PSUs will vest in three equal tranches following the completion of each calendar year in the three-year performance period.

RSUs and PSUs are subject to the terms and conditions set forth in the form of our restricted stock unit award agreement and our performance restricted stock unit grant agreement, respectively, and our 2014 Equity Incentive Plan.

For 2022, the Committee targeted providing each of our NEOs with annual equity award grants that were competitive with those of peer executives at comparable companies. Ms. Iskow and Mr. Ziegler were also awarded additional RSU grants on March 1, 2022, as part of their promotional increases for their new roles as Workiva's President and Chief Administrative Officer, respectively. Given the competitive nature of the industry in which we operate, the Committee believes equity compensation at this level is generally required to retain our existing NEOs and to hire new executive officers when and as required.

Details of RSU and PSU grants to NEOs are provided in the "Grants of Plan-Based Awards" table presented below.

Looking Forward to 2023

We view our compensation program as evolutionary, and each year consider whether further refinements are needed. For 2023, we have made the following adjustments:

- No annual salary adjustment for our NEOs.
- No changes to the performance metrics and their relative weighting in the short-term incentive plan.
- Continuation of granting of annual equity awards as a mix of RSUs and PSUs. For 2023, 70% of the value of our annual equity grant was awarded in the form of RSUs that vest in three equal annual installments, and 30% of the value of such awards were granted in the form of PSUs. We intend to increase the percentage of PSUs granted over time. The PSUs granted in 2023 (the "2023 PSUs") are to be earned between 0% and 200% based on the achievement of applicable annual revenue growth rate goals and certified by the Committee. Subject to the continued employment of the NEO and achievement of applicable annual growth rate goals, the 2023 PSUs will vest following the completion of each calendar year in the three-year performance period.
- Adoption of double trigger equity awards for all NEOs unless otherwise agreed pursuant to a legacy employment agreement.
- Determination that the relative weight of annual equity grants for our NEOs appropriately reflects equity compensation practices among our peer organizations.

Benefits and Perquisites

Our NEOs also generally participate in other benefit plans on the same terms as all of our other employees. These plans include our medical and dental insurance, life insurance and short- and long-term disability insurance programs, as well as customary vacation, leave of absence and other similar policies. In addition, we provide our executives with a supplemental disability income insurance policy. The premiums for this supplemental disability insurance are included in All Other Income in the Summary Compensation Table below. We generally do not provide other perquisites or personal benefits to our NEOs.

We sponsor a 401(k) Savings and Investment Plan, which is a qualified defined contribution retirement plan offered to all eligible employees, including our NEOs. This plan allows participants to elect to defer a portion of their compensation on a pre-tax basis, up to the limits imposed by the Internal Revenue Code (the "Code"). In 2022, we introduced a 401(k) match to our employees in the U.S., including our NEOs, of 100% of the first 6% of contributions, up to $3,000 per calendar year.

Employment Arrangements

We have entered into employment agreements with all of our NEOs, with the exception of Ms. Klindt, who was promoted to her current position of EVP, Chief Financial Officer in 2023 and who did not have an employment agreement in place prior to her promotion. These agreements provide for at-will employment and generally include an initial base salary, an indication of eligibility for an annual cash incentive award opportunity, and equity awards at the discretion of our Board. These agreements also contain restrictions on non-competition and non-solicitation for the six-month period following termination. In addition, each of our executive officers, including our NEOs, has executed our standard confidential information and invention assignment agreement.

Ms. Iskow was promoted to her current position of President and CEO on April 1, 2023 and signed a new employment agreement in connection with that promotion. Ms. Iskow's employment agreement provides for a base salary of $610,000. Ms. Iskow is also eligible for an annual bonus, targeted at 125% of her base salary, and a supplemental grant of restricted stock units with a grant date value of $4,250,000.

Additionally, we entered into a transition agreement with Mr. Vanderploeg in connection with his retirement as CEO on March 31, 2023, which replaced his employment agreement. Mr. Vanderploeg's transition agreement provides for a lump-sum cash payment of $1,380,000. Mr. Vanderploeg's transition agreement also provides that his outstanding stock, options or equity-based compensation awards that have not yet vested will remain in effect.

Mr. Trom retired as our Chief Technology Officer on February 1, 2023. In connection with his retirement, we mutually agreed to terminate Mr. Trom's employment agreement and enter into a 12-month consulting agreement. Mr. Trom's consulting agreement provides for a monthly retainer of $10,000 for Mr. Trom to consult with us on a periodic basis regarding research and development leadership. Mr. Trom's consulting agreement also provides that his outstanding stock, options or equity-based compensation awards that have not yet vested will remain in effect.

Our employment agreements with our NEOs also require us to make specific payments and benefits in connection with the termination of each NEO's employment under certain circumstances. For a description of these payments and other benefits, see "Executive Compensation - Potential Payments upon Termination or Change in Control." We believe that these severance arrangements help us to attract and retain key management talent in an industry where there is significant competition for management talent. We also believe that these agreements provide retention value by encouraging our NEOs to continue service with us and increase stockholder value by reducing any potential distractions caused by the possibility of an involuntary termination of

employment or a potential change in control, allowing our NEOs to focus on their duties and responsibilities.

Other Compensation Policies

Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines for our NEOs and the non-employee members of our Board of Directors. These guidelines are intended to align the financial interests of our NEOs and the non-employee members of our Board of Directors with our stockholders by requiring them to acquire and maintain a meaningful ownership interest in our common stock. These guidelines are intended to take into account an individual's needs for portfolio diversification, while maintaining an ownership interest at levels sufficient to assure our stockholders of management's commitment to long-term value creation.

Specifically, the guidelines require our NEOs and the non-employee members of our Board of Directors to acquire and hold shares (including restricted stock units) of our common stock with an aggregate value at least equal to the following multiple of their annual base salary or cash retainer, as applicable:

Position	Stock Ownership Requirement
Chief Executive Officer	**Six times annual base salary**
Other Executive Officer	**Three times annual base salary**
Non-Employee Member of Board of Directors	**Five times annual cash retainer**

Executive Officers have five years, and non-employee members of our Board of Directors have three years, from the effective date of the guidelines or, if later, from commencement of service as an executive officer or non-employee member of our Board of Directors, to achieve compliance with the applicable guideline. Thereafter, compliance is assessed on an annual basis. As of April 3, 2023, all NEOs and non-employee members of our Board of Directors were in compliance with these guidelines.

If, at the applicable compliance measurement date, a covered individual does not meet the applicable guideline, then, until he or she is in compliance with the guidelines, he or she will be expected to hold 50% of the net shares acquired thereafter as a result of the exercise, vesting or settlement of any equity award received from us.

Stock Trading Practices

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Hedging transactions may permit a director, officer or employee to continue to own our securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as our other stockholders. Therefore, directors, officers and employees are prohibited by our Insider Trading Policy from engaging in any such transactions.

Our Insider Trading Policy includes guidelines for Rule 10b5-1 trading plans that permit our directors and certain employees, including our NEOs, to adopt Rule 10b5-1 trading plans. Under our 10b5-1 trading plan guidelines, 10b5-1 trading plans may only be adopted or modified during an open trading window under our Insider Trading Policy and only when such individual does not otherwise possess material nonpublic information about our Company.

Policy on Stock Pledging

The Nominating and Governance Committee of the Board of Directors has established firm guidelines to ensure that the pledging of shares by any Workiva executive reasonably, appropriately and adequately balance the interests of stockholders to protect the value of shares with the flexibility and liquidity needs of our executives to use shares as collateral. Our Insider Trading Policy only permits pledges of our securities by employees, officers and directors with the written pre-approval of our Chief Legal and Administrative Officer. Under that policy, our Chief Legal and Administrative Officer only approves pledges of our securities by directors and officers in amounts consistent with guidelines approved by the Nominating & Governance Committee of the Board of Directors and reports quarterly any pledging activity to the Committee to ensure appropriate oversight. Any and all outstanding pledges by officers and directors have been approved in accordance with the policy and the guidelines.

Compensation Recoupment ("Clawback") Policy

Our executive employment agreements and equity award agreements provide that any incentive-based compensation, or any other compensation, paid to an executive that is subject to recovery in the event that the executive's intentional misconduct or fraud causes or is a contributing factor that causes us to restate all or a portion of our financial statements or under any law, government regulation or stock exchange listing requirement, will be subject to all deductions and clawbacks as may be required to be made pursuant to any applicable law, government regulation or stock exchange listing requirement.

On October 26, 2022, the SEC adopted final rules that direct the NYSE to establish listing standards that require listed issuers to adopt and comply with written clawback policies meeting certain conditions. On February 22, 2023, the NYSE released its proposed listing standards, which remain subject to SEC review and approval. We are reviewing, and expect to revise, our clawback policy to ensure compliance with the SEC final rules, the NYSE listing standards, and/or the Dodd-Frank Wall Street Reform and Consumer Protection Act as soon as practicable after the NYSE's proposed rules that set forth the requirements for such clawback policies become effective for us, which will occur no later than November 28, 2023.

Equity Award Grant Practices

The majority of our equity awards to executives are granted on an annual basis in February. New hire and ad hoc awards are generally granted monthly throughout the year. It is our practice to grant equity awards on the first trading day of the month following the month in which the awards were approved.

Severance

We believe that having in place reasonable and competitive severance arrangements are essential to attracting and retaining highly qualified executive officers. We monitor competitive practices in the market and we believe that our severance policy is well aligned with those of our peers. More importantly, the Committee believes that our policy fosters stability within executive management by helping our executives maintain continued focus and dedication to their responsibility to maximize stockholder value, including in the event of a transaction that could result in a change in control of our Company. Our ability to build the exceptional leadership team we have in place today was due in large part to our having a full complement of compensation tools available to us and the flexibility to use them. This includes the ability to leverage our severance policy, which includes protections in the event of a change in control. We do not provide any contractual tax reimbursement payments (including "gross-ups") on any severance or change-in-control payments or benefits. Further, we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive officer to sign a release of claims in favor of the Company as a condition to receiving severance payments or benefits. The Committee strongly believes that our severance policy, which is guided by our compensation philosophy and governance practices and policies, is both reasonable and competitive.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows a tax deduction to any publicly held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and to certain other highly compensated officers, who are referred to as "covered employees." Under tax laws in effect prior to January 1, 2018, remuneration in excess of $1 million paid to covered employees was deductible if, among other things, it qualified as "performance-based compensation" within the meaning of the Code. This exception from the deduction limit under Section 162(m) of the Code for performance-based compensation was repealed in the tax reform legislation signed into law on December 22, 2017. In addition, the definition of covered employee has been expanded to include the chief financial officer, and provides that once an individual becomes a covered employee, that individual will remain a covered employee for all future years for purposes of applying the limit to compensation paid to such individual or his or her beneficiaries.

Taxation of "Parachute" Payments and Deferred Compensation

We did not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999 or 409A of the Code during fiscal year 2022, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor company, may forfeit a deduction on the amounts subject to this additional tax. Section 409A also imposes additional significant taxes on the individual in

the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Section 409A of the Code.

Accounting Considerations

Authoritative accounting guidance on stock compensation requires measurement of the compensation expense for all share-based awards made to employees (such as our NEOs) and directors based on the grant date "fair value" of the awards. The Committee considers the the impact of FASB ASC Topic 718 when making share-based compensation awards. Even though our NEOs and directors may realize no value from their equity awards, these values have been calculated for accounting purposes and reported in the tables below. This guidance also requires us to recognize the compensation cost of share-based awards in our income statements over the period that the NEO or director is required to continue service with us in order to vest in the equity award.

Compensation Risk Assessment

The Committee has reviewed our compensation policies and believes that our policies do not encourage excessive or inappropriate risk taking and that any level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. As part of its assessment, the Committee considered, among other factors, the allocation of compensation among base salary and short- and long-term compensation, our approach to establishing company-wide and individual financial, departmental and other performance targets, our bonus structure of payouts and the nature of our key performance metrics. We also considered factors in place both as part the design of each compensation plan and through Company policy that would mitigate the possibility of unintended consequences. We believe these practices encourage our employees to focus on sustained long-term Company growth, which we believe will ultimately contribute to the creation of stockholder value.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Regulation S-K Item 402(b) (the "CD&A") with management and based upon such review and discussion, our Compensation Committee recommended to our Board that the CD&A be included in our Proxy Statement.

COMPENSATION COMMITTEE

Ms. Brigid A. Bonner (Chair)
Mr. David S. Mulcahy
Mr. Suku Radia

Compensation Tables

Summary Compensation Table

The table below sets forth the annual compensation earned by our NEOs for the years ended December 31, 2022, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Martin J. Vanderploeg, Ph.D.	2022	690,000	—	6,250,049	—	734,333	39,515	(2)	7,713,897
Chief Executive Officer and Director	2021	690,000	—	7,760,034	—	1,293,750	47,486		9,791,270
	2020	690,000	—	2,414,999	—	412,500	52,693		3,570,192
Julie Iskow	2022	575,000	—	5,780,046	—	489,555	55,494	(3)	6,900,095
President, Chief Operating Officer and Director	2021	575,000	—	6,000,007	—	862,500	26,986		7,464,493
	2020	575,000	—	2,199,986	—	575,000	19,763		3,369,749
Jill Klindt	2022	400,000	—	3,697,035	—	255,420	3,700	(4)	4,356,155
Senior Vice President, Chief Financial Officer	2021	391,667	—	4,557,810	—	450,000	650		5,400,127
Jeffrey Trom, Ph.D.	2022	262,500	—	4,400,035	—	223,493	69,993	(5)	4,956,021
Executive Vice President, Chief Technology Officer	2021	450,000	—	3,800,044	—	675,000	20,866		4,945,910
	2020	450,000	—	1,619,985	—	450,000	21,800		2,541,785
Brandon Ziegler	2022	400,000	—	3,124,931	—	255,420	20,503	(6)	3,800,854
Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary	2021	400,000	—	3,700,089	—	450,000	2,469		4,552,558
	2020	294,576	185,000	1,999,998	—	—	—		2,479,574

(1) The amounts reported are computed in accordance with FASB ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. During fiscal 2022, each NEO received an RSU award and a PSU award. The grant date fair value of each PSU award reflects performance achievement at target level. The aggregate grant date fair value of a PSU award in the event of maximum achievement would be 200% of the grant date fair value presented. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(2) Includes $37,250 of premiums paid for supplemental disability insurance, as well as an annual service award payable to all employees and a tax gross up related to an annual sales event of $653.

(3) Includes $51,504 of premiums paid for supplemental disability insurance, as well as an employer match on 401(k) contributions of $3,000 and an annual service award payable to all employees.

(4) Includes an employer match on 401(k) contributions of $3,000 as well as an annual service award payable to all employees.

(5) Includes $26,889 of premiums paid for supplemental disability insurance, as well as an annual service award payable to all employees and a payout of accrued but unused time off of $42,404.

(6) Includes $16,464 of premiums paid for supplemental disability insurance, as well as an employer match on 401(k) contributions of $3,000, an annual service award payable to all employees and a tax gross up related to an annual sales event of $145.

Grants of Plan-Based Awards

The following table sets forth information relating to plan-based incentive awards granted to our NEOs during 2022.

Name	Grant Date[2]		Award Date[3]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	Grant Date Fair Value of Stock Awards ($)[5]
Martin J. Vanderploeg, Ph.D.	02/01/2022	(6)	01/18/2022	—	—	—	—	—	—	39,167	4,687,507
	02/01/2022	(7)	01/18/2022	—	—	—	6,528	13,056	26,112	—	1,562,542
	02/15/2022			431,250	862,500	1,293,750	—	—	—	—	—
Julie Iskow	02/01/2022	(6)	01/18/2022	—	—	—	—	—	—	28,984	3,468,805
	02/01/2022	(7)	01/18/2022	—	—	—	4,831	9,661	19,322	—	1,156,228
	02/15/2022			287,500	575,000	862,500	—	—	—	—	—
	03/01/2022	(6)	02/18/2022	—	—	—	—	—	—	10,661	1,155,013
Jill Klindt	02/01/2022	(6)	01/18/2022	—	—	—	—	—	—	23,168	2,772,746
	02/01/2022	(7)	01/18/2022	—	—	—	3,862	7,723	15,446	—	924,289
	02/15/2022			150,000	300,000	450,000	—	—	—	—	—
Jeffrey D. Trom, Ph.D.	02/01/2022	(6)	01/18/2022	—	—	—	—	—	—	27,574	3,300,056
	02/01/2022	(7)	01/18/2022	—	—	—	4,596	9,191	18,382	—	1,099,979
	02/15/2022			131,250	262,500	393,750	—	—	—	—	—
Brandon Ziegler	02/01/2022	(6)	01/18/2022	—	—	—	—	—	—	16,450	1,968,736
	02/01/2022	(7)	01/18/2022	—	—	—	2,742	5,483	10,966	—	656,205
	02/15/2022			150,000	300,000	450,000	—	—	—	—	—
	03/01/2022	(6)	02/18/2022	—	—	—	—	—	—	4,615	499,989

(1) Represents awards made pursuant to our 2022 Short-Term Incentive Plan. Actual payouts under this plan were determined by the Compensation Committee based on our 2022 performance. See "Compensation Discussion and Analysis - Executive Compensation Program Elements - Non-Equity Incentive Plan Compensation" for further discussion of our 2022 Short-Term Incentive Plan and the payouts thereunder.

(2) Represents awards of PSUs granted pursuant to our 2014 Equity Incentive Plan.

(3) The Compensation Committee approved annual equity awards at the January 2022 Compensation Committee meeting for Messrs. Vanderploeg, Trom and Ziegler and Mses. Iskow and Klindt. Ms. Iskow received an equity award in accordance with her promotion to President, and Mr. Ziegler received an equity award in accordance with his promotion to Chief Administrative Officer which were approved by the Compensation Committee through Unanimous Written Consent in February 2022. In accordance with our equity award grant practices, the grant date is the first trading day of the month following the month in which grants are approved.

(4) Represents awards of restricted stock units granted pursuant to our 2014 Equity Incentive Plan.

(5) Reflects the aggregate grant date fair value determined in accordance with FASB ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. With respect to the PSU awards, amounts are based on the probable outcome of the applicable performance conditions at the time of grant, which is target level performance, calculated in accordance with ASC 718.

(6) Vests in three equal annual installments commencing on the first anniversary of the grant date subject to the individual's continued service with us through each vesting date.

(7) Vests in three equal annual installments commencing on the first anniversary of the grant date, subject to performance conditions. The performance period for these PSUs, which contain performance conditions related to our 2022-2024 revenue growth rates, ends on December 31, 2024.

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Outstanding Equity Awards at Fiscal Year-End

The table below sets forth the outstanding equity awards held by the NEOs as of December 31, 2022. Messrs. Vanderploeg and Trom elected to defer settlement of certain vested restricted stock units pursuant to the terms of a deferral election. The vested restricted stock units are not included in the table below. For more information about these deferred units, see the section titled "Pension Benefits & Nonqualified Deferred Compensation" contained in this proxy statement.

	Option Awards						Stock Awards			
Name	Option/ Stock Award Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(1)]	Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Market Value of Unearned Shares or Units of Stock That Have Not Vested ($)[(1)]
Martin J. Vanderploeg, Ph.D.	02/01/2016	(2)	84,210	—	14.74	01/31/2026	—	—	—	—
	02/01/2017	(2)	200,204	—	12.40	01/31/2027	—	—	—	—
	02/03/2020	(2)	—	—	—	—	17,439	1,464,353	—	—
	02/01/2021	(2)	—	—	—	—	32,922	2,764,460	—	—
	09/01/2021	(3)	—	—	—	—	14,491	1,216,809	—	—
	02/01/2022	(5)	—	—	—	—	—	—	13,056	1,096,312
	02/01/2022	(2)	—	—	—	—	39,167	3,288,853	—	—
Julie Iskow	02/03/2020	(2)	—	—	—	—	15,887	1,334,031	—	—
	02/01/2021	(2)	—	—	—	—	24,362	2,045,677	—	—
	09/01/2021	(3)	—	—	—	—	12,076	1,014,022	—	—
	02/01/2022	(5)	—	—	—	—	—	—	9,661	811,234
	02/01/2022	(2)	—	—	—	—	28,984	2,433,786	—	—
	03/01/2022	(2)	—	—	—	—	10,661	895,204	—	—
Jill Klindt	07/03/2017	(4)	25,000	—	18.60	07/02/2027	—	—	—	—
	02/03/2020	(2)	—	—	—	—	2,166	181,879	—	—
	02/01/2021	(2)	—	—	—	—	2,305	193,551	—	—
	03/01/2021	(2)	—	—	—	—	1,646	138,215	—	—
	03/01/2021	(2)	—	—	—	—	15,009	1,260,306	—	—
	09/01/2021	(3)	—	—	—	—	8,401	705,432	—	—
	02/01/2022	(2)	—	—	—	—	23,168	1,945,417	—	—
	02/01/2022	(5)	—	—	—	—	—	—	7,723	648,500

		Option Awards				Stock Awards			
Name	Option/ Stock Award Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(1)]	Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Market Value of Unearned Shares or Units of Stock That Have Not Vested ($)[(1)]
Jeffrey D. Trom, Ph.D.	02/03/2020 (2)	—	—	—	—	11,698	982,281	—	—
	02/01/2021 (2)	—	—	—	—	13,169	1,105,801	—	—
	09/01/2021 (3)	—	—	—	—	9,451	793,600	—	—
	02/01/2022 (5)	—	—	—	—	—	—	9,191	771,768
	02/01/2022 (2)	—	—	—	—	27,574	2,315,389	—	—
Brandon Ziegler	04/01/2020 (6)	—	—	—	—	32,341	2,715,674	—	—
	02/01/2021 (2)	—	—	—	—	13,827	1,161,053	—	—
	09/01/2021 (3)	—	—	—	—	8,401	705,432	—	—
	02/01/2022 (5)	—	—	—	—	—	—	5,483	460,408
	02/01/2022 (2)	—	—	—	—	16,450	1,381,307	—	—
	03/01/2022 (2)	—	—	—	—	4,615	387,522	—	—

(1) The market value of unvested stock awards is based on the closing market price of our Class A common stock on December 31, 2022 of $83.97.

(2) Vests in three equal annual installments commencing on the first anniversary of the grant date.

(3) Vests as to 25% of the shares on the first anniversary, 25% of the shares on the second anniversary, and 50% of the shares on the third anniversary.

(4) Vests as to 25% of the shares on the first anniversary of the grant date and as to 6.25% of the shares at the end of each three-month period thereafter.

(5) Vests in three equal annual installments commencing on the first anniversary of the grant date, subject to performance conditions which are reflected at 100% achievement.

(6) Vests in four equal annual installments commencing on the first anniversary of the grant date.

Option Exercises and Stock Vested

The following table sets forth information regarding stock option exercises and the value realized upon exercise, as well as all stock awards vested and the value realized upon vesting by our NEOs during the year ended December 31, 2022.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Valued Realized on Vesting ($)(2)
Martin J. Vanderploeg, Ph.D.	—	—	57,962	6,535,846
Julie Iskow	—	—	78,217	7,084,499
Jill Klindt	—	—	17,234	1,797,830
Jeffrey D. Trom, Ph.D.	—	—	34,333	3,844,876
Brandon Ziegler	—	—	25,885	2,987,765

(1) The amounts reflected in this column include the following shares issuable pursuant to restricted stock units that vested in 2022, but were deferred pursuant to our Non-Qualified Deferred Compensation Plan: Mr. Trom, 12,368 shares. As elected by the NEO, the receipt of these shares has been deferred until the earlier of an elected future settlement date or the employee's separation from service with Workiva in accordance with Code Section 409A.

(2) The value realized upon vesting is equal to the number of shares vesting multiplied by the closing market price of our Class A common stock on the vesting date.

Pension Benefits & Nonqualified Deferred Compensation

We do not provide any defined benefit pension plans to our NEOs.

Our Nonqualified Deferred Compensation Plan allows our executive officers to elect to defer settlement of vested restricted stock units. Workiva does not make any contributions for executive officers under the Nonqualified Deferred Compensation Plan.

The following nonqualified deferred compensation table summarizes activities during 2022 and account balances relating to these deferred restricted stock units for our NEOs.

Name	Executive Contributions ($)(1)	Aggregate Earnings ($)(2)	Aggregate Withdrawal/ Distributions ($)	Aggregate Balance at December 31, 2022 ($)(3)
Martin J. Vanderploeg, Ph.D.	—	(11,825,756)	—	21,345,846
Julie Iskow	—	—	—	—
Jill Klindt	—	—	—	—
Jeffrey Trom, Ph.D.	1,480,202	(10,440,019)	—	19,085,877
Brandon Ziegler	—	—	—	—

(1) The reported dollar values are calculated by multiplying the number of deferred restricted stock units that vested in 2022 by the closing price of our Class A common stock on the date the respective restricted stock units vested. Contributions are not included in the Summary Compensation Table for the current fiscal year.

(2) Reflects earnings or losses on shares deferred upon the vesting of restricted stock units, which consisted solely of changes in stock price of the NEO's deferred restricted stock units during 2022. These earnings are not included in the Summary Compensation Table.

(3) Amount represents the cumulative value of the NEO's deferral activities, including earnings thereon as of December 31, 2022. The reported dollar values are calculated by multiplying the number of deferred restricted stock units held by the NEO as of December 31, 2022 by the closing price of our Class A common stock on December 31, 2022. Includes the following amounts that have been reported as Stock Awards in the Summary Compensation Table for a prior fiscal year: Mr. Vanderploeg, $4,328,961; and Mr. Trom, $6,805,307.

Potential Payments upon Termination or Change in Control

We have an agreement with each of our NEOs that remains an employee (with the exception of Ms. Klindt). These employment agreements require us to make specific payments and benefits in connection with the termination of that NEO's employment under certain circumstances. In order to receive the severance benefits described below, each of these NEOs is obligated to execute a release of claims against us. The severance benefits described below apply to each NEO with an employment agreement (except as noted below pursuant to Ms. Iskow's employment agreement).

If the employment of any NEO is terminated by us for "cause" (as generally defined below) or by the NEO without "good reason" (as generally defined below), the NEO's employment agreement requires that we pay the NEO (i) accrued but unpaid salary and benefits and (ii) any earned but unpaid bonus from the prior year.

If the employment of any NEO is terminated due to their death or disability, the NEO's employment agreement requires that we pay to them (i) accrued but unpaid salary and benefits, (ii) any earned but unpaid bonus from the prior year, (iii) a pro-rated bonus for the current year and (iv) a lump-sum payment equal to the NEO's annual base salary plus their target bonus for the current year. In addition, the employment agreement provides that the vesting of the officer's outstanding equity awards will be accelerated in the event of termination for death or disability.

If the employment of any NEO is terminated by us without cause or by the NEO for good reason, the NEO's employment agreement requires that we pay the NEO (i) accrued but unpaid salary and benefits, (ii) any earned but unpaid bonus from the prior year, (iii) a pro-rated bonus for the current year and (iv) a severance payment equal to two times (three times in the case of Mr. Vanderploeg) the sum of the NEO's annual base salary plus their target bonus for the current year. In addition, in the event of termination by us without cause or by the NEO for good reason, the employment agreement provides that the vesting of the NEO's outstanding equity awards will be accelerated and that they will be released from their non-competition and non-solicitation restrictions.

If the employment of any NEO other than Ms. Iskow is terminated by us without cause or by the NEO for good reason in the three months prior to or twelve months following a change in control, the NEO's employment agreement requires that we pay to the NEO (i) accrued but unpaid salary and benefits, (ii) any earned but unpaid bonus from the prior year, (iii) the NEO's target bonus for the year in which the termination occurs (or if greater, the year in which the change in control occurs) and (iv) a severance payment equal to three times the sum of the NEO's annual base salary plus target bonus. In addition, in the event of termination by us without cause or by the NEO for good reason in the three months prior to or twelve months following a change in control, the employment

agreement provides that the vesting of the officer's outstanding equity awards will be accelerated and that the NEO will be released from his non-competition and non-solicitation restrictions.

For Ms. Iskow, if her employment is terminated by us without cause or by Ms. Iskow for good reason in the three months prior to or two years following a change in control, her employment agreement requires that we pay (i) accrued but unpaid salary and benefits, (ii) any earned but unpaid bonus from the prior year, (iii) her target bonus for the year in which the termination occurs (or if greater, the year in which the change in control occurs) and (iv) a severance payment equal to three times the sum of her annual base salary plus target bonus. In addition, in the event of termination by us without cause or by Ms. Iskow for good reason in the three months prior to or two years following a change in control, the employment agreement provides that the vesting of her outstanding equity awards will be accelerated and that she will be released from her non-competition and non-solicitation restrictions. Under Ms. Iskow's employment agreement, a change in control would not, by itself, be deemed "good reason" or result in the accelerated vesting of outstanding equity awards except as set forth in the applicable award agreement.

In the event a payment to one of our NEOs is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a "parachute payment" under Section 280G of the Code), the employment agreement requires us to (i) reduce that payment to the minimum extent necessary to ensure that no portion of the of the payment is subject to the excise tax, or (ii) pay the amount in full if the NEO’s receipt on an after-tax basis of the full amount of payments and benefits (after taking into account the applicable federal, state, local and foreign income, employment and excise taxes (including the excise tax)) would result in the NEO receiving an amount greater than the reduced amount on an after-tax basis. The employment agreement requires that we make any reduction in a payment classified as a parachute payment under Section 280G in a manner that maximizes the NEO’s economic position.

For the purpose of the employment agreements, "cause" means generally the occurrence of any of the following:

- any action by the NEO while employed by us involving willful gross misconduct having a material adverse effect on the Company;
- the NEO’s willful failure to perform their duties (other than any such failure resulting from incapacity due to physical or mental illness); or
- the NEO being convicted of (a) a felony under the laws of the United States or any state or (b) a felony under the laws of any other country or political subdivision thereof involving moral turpitude.

For the purpose of the employment agreements with the NEOs, "good reason" means generally the NEO’s voluntary termination of employment following the occurrence of one or more of the following:

- a reduction in the NEO's base salary without the NEO’s consent, other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions;

- a material reduction in the NEO's target bonus opportunity from any target bonus opportunity in effect for the prior fiscal year without the NEO's consent;
- a relocation of the NEO's principal place of employment by more than 50 miles without the NEO's written consent;
- a material, adverse change in the NEO's title, authority, duties or responsibilities (other than temporarily while the NEO's is physically or mentally incapacitated or as required by applicable law) without the NEO's written consent;
- a material adverse change in the reporting structure applicable to the NEO without the NEO's written consent; or
- except with respect to Ms. Iskow, the NEO's voluntary termination of employment following any change in control of the Company; or
- for Ms. Iskow, the Company's failure to obtain an agreement from any successor to assume and agree to perform the employment agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law.

For the purpose of the employment agreements, "change in control" means the occurrence of any of the following:

- one person (or more than one person acting as a group) acquires beneficial ownership of the Company's voting securities that, together with the voting securities held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the Company's then outstanding voting securities;
- one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) beneficial ownership of the Company's voting securities possessing 30% or more of the total voting power of the Company's then outstanding voting securities;
- a majority of the members of our Board of Directors is replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of our Board of Directors before the date of appointment or election; or
- the sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, a change in control shall not occur unless the transaction constitutes a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the Company's assets under Section 409A of the Code.

Mr. Vanderploeg retired as CEO on March 31, 2023 and entered into a transition agreement with the Company. The transition agreement supersedes Mr. Vanderploeg's prior employment agreement. The transition agreement provides for a lump-sum cash payment of $1,380,000, with Mr. Vanderploeg's outstanding stock, options or equity-based compensation awards that have not yet vested remaining in effect. As Mr. Vanderploeg

will continue to serve on the Board, his retirement as CEO was not considered a termination of service for purposes of the Company's benefit plans.

Mr. Trom retired as our Chief Technology Officer on February 1, 2023. In connection with his retirement, we mutually agreed to terminate Mr. Trom's employment agreement and enter into a 12-month consulting agreement, which provides for a monthly retainer of $10,000 for Mr. Trom to consult with us on a periodic basis regarding research and development leadership.

The following table describes the payments and benefits that we would owe to each of the NEOs who were employed by us at December 31, 2022, pursuant to the applicable employment agreements (as described above, except for Ms. Iskow, whose payments and benefits are pursuant to her employment agreement in effect on December 31, 2022), as well as the equity award agreements with our NEOs, and our 2009 and 2014 Equity Incentive Plans. These amounts assume that (i) a termination of each of our NEOs and/or a change in control, as defined in our executive employment agreements, of the Company occurred on December 31, 2022 and (ii) the value of our common stock is equal to $83.97 per share (the closing market price on such date). The table does not reflect payments and benefits that are provided on a non-discriminatory basis to salaried employees generally upon termination, nor does it reflect amounts attributable to equity-based awards that were already vested. Termination of employment will accelerate the distribution of plan balances under our Nonqualified Deferred Compensation Plan. The value of this acceleration is not reflected in the table.

Named Executive Officer	Compensation	Termination on Death or Disability ($)	Termination Without Cause or for Good Reason ($)	Termination Without Cause or for Good Reason in connection with a Change in Control ($)
Martin J. Vanderploeg, Ph.D.	Cash Severance (1)	2,846,250	5,951,250	5,520,000
	Equity Acceleration (3)	9,830,788	9,830,788	10,927,100
	Benefit Continuation (4)	—	28,334	28,334
	Total	12,677,038	15,810,372	16,475,434
Julie Iskow	Cash Severance (2)	2,012,500	3,162,500	4,025,000
	Equity Acceleration (3)	8,533,955	8,533,955	9,345,189
	Benefit Continuation (4)	—	21,864	21,864
	Total	10,546,455	11,718,319	13,392,053
Jill Klindt	Equity Acceleration (3)	5,073,299	—	5,721,800
	Total	5,073,299	—	5,721,800
Jeffrey Trom, Ph.D.	Cash Severance (2)	1,200,000	1,725,000	2,962,500
	Equity Acceleration (3)	5,968,840	5,968,840	6,740,608
	Benefit Continuation (4)	—	26,436	26,436
	Total	7,168,840	7,720,276	9,729,544
Brandon Ziegler	Cash Severance (2)	1,150,000	1,850,000	2,400,000
	Equity Acceleration (3)	6,811,394	6,811,394	7,271,802
	Benefit Continuation (4)	—	28,334	28,334
	Total	7,961,394	8,689,728	9,700,136

(1) Mr. Vanderploeg will receive cash severance representing the sum of (a) base salary and (b) target bonus, and a pro rata bonus payment based on the bonus received in the preceding calendar year if his employment is terminated because of death or disability. If termination is without cause or for good reason, Mr. Vanderploeg will receive cash severance equal to (a) three times the sum of base salary and target bonus, plus (b) a pro rata bonus payment based on the bonus received in the preceding calendar year. If he experiences a qualifying termination in connection with a change in control, Mr. Vanderploeg will receive cash severance equal to (a) three times the sum of base salary and target bonus based on the higher of current or prior year amounts, plus (b) an amount equal to his target bonus for that fiscal year.

(2) Ms. Iskow, Mr. Trom and Mr. Ziegler will receive cash severance representing the sum of (a) base salary and (b) target bonus, and a pro rata bonus payment based on the bonus received in the preceding calendar year if her/his employment is terminated because of death or disability. If termination is without cause or for good reason, Ms. Iskow, Mr. Trom and Mr. Ziegler will receive cash severance equal to (a) two times the sum of base salary and target bonus, plus (b) a pro rata bonus payment based on the bonus received in the preceding calendar year. If she/he experiences a qualifying termination in connection with a change in control, Ms. Iskow, Mr. Trom and Mr. Ziegler will receive cash severance equal to (a) three times the sum of base salary and target bonus based on the higher of current or prior year amounts, plus (b) an amount equal to her/his target bonus for that fiscal year.

(3) These amounts represent the value of restricted stock units and performance restricted stock units that were held by the NEO at the end of fiscal 2022 and whose vesting would be accelerated. The value was calculated by multiplying the number of restricted stock units or performance restricted stock units whose vesting was accelerated by the closing market price of our stock on December 31, 2022. If the NEOs employment is terminated because of death or disability or without cause or for good reason, performance restricted stock units will vest at target performance. If the NEO experiences a qualifying termination in connection with a change in control, performance restricted stock units will vest at maximum performance. For more information regarding the number of unvested restricted stock units held by each of the NEOs, see the table under the caption "Outstanding Equity Awards at Fiscal Year-End."

(4) Represents 18 months of COBRA benefits in the case of termination without cause or a termination of employment for good reason within the change in control period.

CEO PAY RATIO

The fiscal 2022 total compensation of the median employee was $135,541, based on compensation of all employees who were employed as of December 31, 2022 "the determination date", other than our CEO Martin Vanderploeg. As disclosed in the Summary Compensation Table, Mr. Vanderploeg's total 2022 annual compensation was $7,713,897. Therefore, the ratio of these amounts (our "pay ratio") in fiscal year 2022 was approximately 1-to-57.

We believe this ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records, using the methodology described below:

- We selected December 31, 2022 as the effective date for identifying our median employee in accordance with applicable SEC rules.
- IRS Form W-2 or W-2 equivalent earnings is our consistently applied compensation measure used to identify the median employee.
- We extracted the compensation data above for each employee active as of December 31, 2022 classified as full-time, part-time or intern for the 12-month period beginning January 1, 2022 and ending December 31, 2022.
- We annualized compensation of all newly hired employees based on the compensation they earned from their hire date through December 31, 2022.
- We converted earnings of our non-U.S. employees to U.S. dollars using the average currency exchange rates in effect during the period.
- We did not make any cost of living adjustments.
- We computed the median employee's pay based on the standard criteria used for determining Mr. Vanderploeg's compensation in the Summary Compensation Table.

The SEC's rules for identifying the median employee and calculating the pay ratio allow companies to adopt a variety of methodologies. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as each company's pay ratio is based on its unique employee population, compensation practices and calculation methodology.

PAY VERSUS PERFORMANCE

The following table summarizes total compensation paid to our principal executive officer ("PEO") as set forth in our Summary Compensation Table, compensation actually paid to our PEO, average compensation paid to our non-PEO NEOs as set forth in our Summary Compensation Table, and average compensation actually paid to our non-PEO NEOs, each as calculated in accordance with SEC rules, and certain Company and peer group performance measures for the periods indicated:

					Value of initial Fixed $100 investment Based on:			
Year	Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (2)(5)	Average Summary Compensation Table Total for non-PEO NEOs ($) (3)	Average Compensation Actually Paid to non-PEO NEOs ($) (2)(5)	Total Shareholder Return ($) (4)	Peer Group Total Shareholder Return ($) (4)	Net Loss (in thousands) ($)	Revenue Growth(6)
2022	7,713,897	1,647,345	5,003,281	533,679	200	235	(90,947)	21.3 %
2021	9,791,270	13,767,528	5,034,966	6,797,466	310	266	(37,730)	26.1 %
2020	3,570,192	9,846,765	2,770,618	8,212,244	218	178	(48,398)	18.0 %

(1) Mr. Vanderploeg was the PEO for all three years presented.

(2) The following table details the additions to and deductions from the Summary Compensation Table ("SCT") totals to calculate the Compensation Actually Paid amounts:

Year	Executives	SCT Total ($)	Deduct SCT Equity Awards ($)	Add Year-End Value of Unvested Equity Granted in Year ($)	Add Change in Value of Unvested Awards Granted in Prior Years ($)	Add Change in Value of Vested Equity Granted in Prior Years ($)	Deduct Change in Value of Awards Forfeited in Year ($)
2022	PEO	7,713,897	(6,250,049)	4,228,027	(3,016,915)	(1,027,615)	—
	Other NEOs	5,003,281	(4,250,512)	2,916,174	(1,985,695)	(1,149,569)	—
2021	PEO	9,791,270	(7,760,034)	8,965,185	2,103,256	667,851	—
	Other NEOs	5,034,966	(4,151,576)	4,112,210	1,168,378	1,372,496	(739,007)
2020	PEO	3,570,192	(2,414,999)	4,793,375	3,377,551	520,646	—
	Other NEOs	2,770,618	(1,847,993)	3,416,198	4,012,890	(139,470)	—

(3) The non-PEO NEOs are comprised of: 2022 - Mses. Iskow and Klindt and Messrs. Trom and Ziegler; 2021 - Mses. Iskow and Klindt and Messrs. Trom, Banarjee and Miller; 2020 - Ms. Iskow and Messrs. Ziegler, Trom, Ryan and Miller.

(4) TSR is calculated assuming a fixed investment of $100, including reinvestment of dividends (as applicable) measured from the market close on December 31, 2019 through and including the end of the fiscal year for each year reported in the table. The peer group is the Nasdaq Computer Index which is the same peer group the Company uses for its Item 201(e) of Regulation S-K disclosure.

(5) In calculating Compensation Actually Paid, we determined the fair value of outstanding, vested and forfeited equity awards in the applicable year in accordance with SEC rules for Compensation Actually Paid and computed in a manner consistent with the ASC 718 fair valuation methodology used to account for stock-based payments for financial accounting purposes consistent with GAAP. Restricted stock units are valued based on the stock price on the relevant measurement date, except, for performance based restricted stock units, such values are multiplied by the estimated probability of achievement as of the measurement date. Stock options are valued using a Black Scholes model as at the relevant measurement date, using assumptions consistent with those used for the grant date fair value purposes.

(6) Revenue growth is the year-over-year percentage growth in revenue determined in accordance with GAAP as reflected in our annual financial statements.

Compensation Actually Paid (CAP) Versus Company Performance

The following charts provide a clear, visual description of the relationships between "compensation actually paid" to our PEO, and the average for our non-PEO NEOs, as set forth in the Pay Versus Performance table above to the following performance measures: (1) (i) TSR and (ii) peer group TSR; (2) net loss and (3) revenue growth. The first chart also provides a comparison of the Company's TSR to the peer group TSR.


Pay versus TSR 2020–2022
Indexed Total Shareholder Return
$480
$360
$240
$120
$0
Compensation Actually Paid ($mm)
$16
$12
$8
$4
$0
2019
2020
2021
2022
CAP - PEO
CAP - Avg NEO
WK TSR
Peer TSR


Pay versus Net Loss 2020–2022
Annual Net Loss ($mm)
$50
$25
$0
$(25)
$(50)
$(75)
$(100)
$(125)
$(150)
Compensation Actually Paid ($mm)
$14
$12
$10
$8
$6
$4
$2
$0
2020
2021
2022
CAP - PEO
CAP - Avg NEO
Net Loss


Pay versus Revenue Growth 2020–2022
Average Revenue Growth
40%
30%
20%
10%
0%
Compensation Actually Paid ($mm)
$14
$12
$10
$8
$6
$4
$2
$—
2020
2021
2022
CAP - PEO
CAP - Avg NEO
Revenue Growth

Tabular List of Company Performance Measures

The following table lists the measures we believe are most important in linking compensation actually paid to Company performance during 2022. Definitions of these measures and further details of how they feature in our compensation plans can be found in the CD&A within the section "Non-Equity Incentive Plan Compensation".

Performance Metric
Revenue Growth
Non-GAAP Operating Loss
Operating Cash Flow

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2022, each of which was approved by our stockholders. These plans include the 2009 Unit Incentive Plan, the 2014 Equity Incentive Plan and the Employee Stock Purchase Plan (the "ESPP").

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(2)	Weighted Average Exercise Price of Outstanding Options ($)(2)(3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(4)
Equity Compensation Plans Approved By Stockholders(1)	4,117,543	14.57	7,438,355
Total	4,117,543	14.57	7,438,355

(1) Consists of options to purchase 299,380 shares of Class A common stock under the 2009 Plan, options to purchase 1,209,792 shares of Class A common stock under the 2014 Plan, and 2,608,371 shares of our Class A common stock subject to restricted stock units and performance restricted stock units under our 2014 Plan.

(2) Does not include purchase rights under our ESPP as the purchase price and number of shares to be purchased under our ESPP are not determined until the end of the relevant purchase period.

(3) Excludes restricted stock units and performance restricted stock units because they have no exercise price.

(4) Consists of 3,273,308 shares of Class A common stock available for issuance under our 2014 Plan and 4,165,047 shares of Class A common stock available for issuance under our ESPP.

CERTAIN RELATIONSHIPS AND RELATED-PARTY AND OTHER TRANSACTIONS

Other than the director and executive officer compensation arrangements discussed above under "Director Compensation" and "Executive Compensation", since January 1, 2022 there have been, and there currently are, no proposed transactions in which:

- we have been or are to be a participant;
- the amount involved exceeded or exceeds $120,000; and
- any of our directors, executive officers or holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Indemnification Agreements with our Directors and Officers

We have entered into indemnification agreements with each of our directors and our NEOs. The indemnification agreements and our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, the indemnification agreements and our Bylaws also require us to advance expenses incurred by our directors and officers.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Section 14A of the Exchange Act enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the SEC's rules (commonly referred to as a "Say-on-Pay"). Based on an advisory vote at our 2019 Annual Meeting of Stockholders, it is our current policy to hold an advisory vote on the compensation of our named executive officers every year. Accordingly, we expect that the next Say-on-Pay vote after this year's vote will take place at our 2024 Annual Meeting of Stockholders.

As described under the heading "Executive Compensation — Compensation Discussion and Analysis," our executive compensation programs are designed to attract, retain and motivate our NEOs, who are critical to our success. We believe that the various elements of our executive compensation program work together to promote our goal of ensuring that total compensation should be related to both our performance and individual performance.

Stockholders are urged to read the "Executive Compensation" section of this proxy statement, which discusses how our executive compensation policies implement our compensation philosophy and also contains tabular information and narrative discussion about the compensation of our NEOs. Our Compensation Committee and our Board believe that these policies are effective in implementing our compensation philosophy and in achieving its goals.

We are asking our stockholders to indicate their support for our executive compensation as described in this proxy statement. This Say-on-Pay proposal gives our stockholders the opportunity to express their views on our NEOs' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking our stockholders to approve, on an advisory basis, the compensation of our NEOs, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.

The Say-on-Pay vote is advisory, and therefore not binding on us, our Compensation Committee or our Board. However, our Board and our Compensation Committee value the opinions of our stockholders, and to the extent there is any significant vote against our NEO compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and our Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The text of the resolution is as follows:

"Resolved, that the stockholders of the Company hereby approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

The Board recommends a vote "FOR" the advisory vote on executive compensation.

AUDIT COMMITTEE REPORT

The management of Workiva is responsible for establishing and maintaining internal controls and preparing Workiva's consolidated financial statements. Workiva's independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Workiva's financial statements. We have relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with US generally accepted accounting principles and on the representations of EY included in its audit of Workiva's consolidated financial statements.

We have reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2022 with Workiva's management and with EY, including the results of the independent registered public accounting firm's audit of Workiva's financial statements. We have also discussed with EY all matters required to be discussed by the Standards of the Public Company Accounting Oversight Board ("PCAOB") for communication with audit committees, under which EY provided additional information regarding the scope and results of its audit of Workiva's consolidated financial statements.

We have also received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and have discussed with EY its independence from Workiva, as well as any relationships that may impact EY's objectivity and independence.

Based on our review of the matters noted above and our discussions with Workiva's management and independent registered public accountants, we recommended to the Board of Directors that the audited consolidated financial statements be included in Workiva's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the Securities and Exchange Commission.

Suku Radia (Chair)
Robert H. Herz
David S. Mulcahy

PROPOSAL NO. 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed EY as our independent registered public accounting firm for the fiscal year ending December 31, 2023. We are asking our stockholders to ratify the selection of EY as our independent registered public accounting firm. Although ratification is not required by our Bylaws or otherwise, we are submitting the election of EY to our stockholders for ratification as a matter of good corporate practice and because we value our stockholders' views on our independent registered public accounting firm. In the event that our stockholders fail to ratify the selection, the Audit Committee will review its future selection of independent auditors. Even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interest of Workiva and our stockholders. Representatives of EY are expected to be present at the Annual Meeting, and they will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

The following table presents fees for professional audit services and other services provided to Workiva by EY for the fiscal years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees (1)	$ 920,012	$ 817,553
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

(1) Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual financial statements, review of our quarterly financial statements, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.

Pre-Approval Policies and Procedures

Pursuant to the Audit Committee Charter, Audit Committee policy and the requirements of law, the Audit Committee pre-approves all audit and permitted non-audit services that may be provided by our independent registered public accounting firm. This pre-approval applies to audit services, audit-related services, tax services and other services. In some cases, the full Audit Committee provides pre-approval for specific services, subject to a specific dollar threshold. In other cases, the chairperson of the Audit Committee has the delegated authority from the Audit Committee to pre-approve services up to a specific dollar threshold, and the chairperson then reports such pre-approvals to the full Audit Committee at its next meeting. For the fiscal year ended December 31, 2022, all fees paid to EY have been approved by the Audit Committee.

The Board recommends a vote "FOR" the ratification of the appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Availability of Annual Report on Form 10-K

Stockholders can access our 2022 Annual Report, which includes our Form 10-K, and other financial information, on our website at **http://www.workiva.com** under the caption "Investors." Alternatively, stockholders can request a paper copy of the Annual Report by writing to: Workiva Inc., 2900 University Boulevard, Ames, Iowa 50010, Attention: Corporate Secretary.

Other Business

Our Board does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the proxy card will have discretion to vote the shares represented by proxy in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. We urge you to vote by telephone, by Internet or by executing and returning the proxy card at your earliest convenience.

Workiva

Powering Transparent Reporting for a Better World

2900 University Blvd.
Ames, IA 50010

888-275-3125

workiva.com

/workiva

@workiva